                                               Filed Pursuant to Rule 424(B)(4)
                                                     Registration No. 333-45132

                               4,000,000 Shares

                              [LOGO OF VYYO INC.]

                                 Common Stock

                               ----------------

   We are offering 1,750,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,250,000 shares.

                               ----------------

   Our common stock is quoted on the Nasdaq National Market under the symbol "VYYO." The last reported sale price of the common stock on September 13, 2000 was $31.625 per share.

                               ----------------

   Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5.

                               ----------------

                                                        Per Share    Total
                                                        --------- ------------
Public offering price.................................. $31.5625  $126,250,000
Discounts and commissions to underwriters.............. $ 1.6500  $  6,600,000
Proceeds, before expenses, to Vyyo Inc................. $29.9125  $ 52,346,875
Proceeds, before expenses, to the selling
 stockholders.......................................... $29.9125  $ 67,303,125

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We have granted the underwriters the right to purchase up to an additional 500,000 shares, and a selling stockholder has granted the underwriters the right to purchase up to an additional 100,000 shares, to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. Banc of America Securities LLC expects to deliver the shares of common stock to investors on September 19, 2000.

Banc of America Securities LLC

             CIBC World Markets

                            Dain Rauscher Wessels

                                         Needham & Company, Inc.

                                                              WR Hambrecht + Co

                               ----------------

              The date of this prospectus is September 14, 2000.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdiction where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Cautionary Note on Forward-Looking Statements............................  17
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Price Range of Common Stock..............................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Selected Consolidated Financial Data.....................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  30
Management...............................................................  42
Certain Relationships and Related Transactions...........................  54
Principal and Selling Stockholders.......................................  60
Description of Capital Stock.............................................  63
Shares Eligible for Future Sale..........................................  65
Underwriting.............................................................  66
Legal Matters............................................................  68
Experts..................................................................  68
Available Information....................................................  68
Index to Consolidated Financial Statements............................... F-1

                               ----------------

   Our principal executive offices are located at 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, California 95014, and our telephone number is
(408) 863-2300. Our World Wide Web site address is www.vyyo.com. The information on our Web site does not constitute part of this prospectus.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                      Vyyo

   We supply broadband wireless access systems used by communications service providers to deliver wireless, high-speed data connections to business and residential subscribers. Our systems enable data transmission between a service provider's central location and multiple subscribers, based on the networking standard used to deliver voice and data over the Internet. Our systems are designed to allow service providers to rapidly and cost-effectively bridge the segment of the network that connects the service providers' systems directly to subscribers, commonly referred to as the last mile. Our first-generation broadband wireless access system has been commercially deployed at 19 domestic and international sites and our second-generation system has been commercially deployed at three domestic and international sites.

   Internet and data network traffic growth has created demand for cost-effective, high-speed communications, as subscribers increasingly rely on content-rich applications and remote access to data networks. In the United States and abroad, the communications industry is in varying stages of deregulation, which has created the opportunity for new competitors to use existing and emerging broadband technologies to offer multiple communications services directly to subscribers. There are a number of broadband wire-based technologies that do not utilize airwaves for data transport, but instead use copper wire, fiber optic cable or other physical wires to transport voice and data to and from points on a network. These wire-based technologies deliver high-speed connections at transmission rates comparable to or, in the case of fiber optic cable, faster than those delivered by most broadband wireless technologies, but performance, cost, time for deployment or service availability may limit the use of these alternative technologies to satisfy the needs of service providers and subscribers. Broadband wireless technologies deliver high-speed connections and offer service providers the ability to rapidly and cost-effectively expand their current market coverage or to enter new markets while avoiding the limitations of the existing wire-based infrastructure.

   Our systems are deployed for use at the frequencies licensed for two-way broadband communication at transmission rates comparable to most wire-based technologies. Our second-generation system, which is based on the cable industry's standard set of communications rules, or protocols, that we have adopted for use in wireless applications, consists of a wireless hub, network management system software and wireless subscriber modems. Each hub transmits, receives and manages data traffic to and from our wireless modems, which are installed at multiple subscriber locations. We sell our systems directly to service providers and system integrators, who provide network planning and integration services and integrate our systems with other components to provide their customers with end-to-end network solutions.

   As key elements of our strategy, we intend to:

  . use existing commercially deployed systems to demonstrate our capabilities;

  .  broaden our product offerings;

  .  improve cost-effectiveness and performance of our systems;

  .  leverage key strategic relationships; and

  .  participate in the development of industry standards.

   We began commercial shipments of our first-generation broadband wireless access systems in the first quarter of 1999. We have a very limited operating history in the broadband wireless access market upon which to evaluate our future prospects. We have incurred significant losses since our inception. We incurred net losses of approximately $43.6 million in 1999 and $19.4 million in the first six months of 2000. As of June 30, 2000, our accumulated deficit was approximately $85.5 million. We expect to continue to incur net losses for the foreseeable future.

   In July 2000, Vyyo and five other industry participants--ADC, Conexant, Gigabit Wireless, Intel and Nortel Networks--announced the formation of a wireless digital subscriber line consortium to accelerate the deployment of broadband wireless solutions to the marketplace. The goal of the consortium is to provide the industry with standardized, timely, multi-vendor solutions for broadband wireless access. Vyyo's DOCSIS+(TM) air interface was selected as the initial reference point for the Consortium's definition of an open standard. We are also active in the various standards bodies, such as the Institute of Electrical and Electronic Engineers, or IEEE, subcommittee to develop wireless industry standards.

   We were incorporated in 1996 in Delaware under the name PhaseCom, Inc. In January 2000, we changed our name to Vyyo Inc. Our principal executive offices are located at 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, California 95014, and our telephone number is (408) 863-2300.

                                  The Offering

Common stock offered by Vyyo.........   1,750,000 shares

Common stock offered by the selling     2,250,000 shares
 stockholders........................

Common stock to be outstanding after    37,538,682 shares
 this offering.......................

Use of proceeds......................   We expect to use the net proceeds of
                                        the shares offered by Vyyo in this
                                        offering for working capital and other
                                        general corporate purposes, including
                                        research and development activities. We
                                        may use a portion of the net proceeds
                                        to acquire complementary products,
                                        technologies or businesses. We will not
                                        receive any proceeds from the sale of
                                        the shares by the selling stockholders.

Nasdaq National Market symbol........   VYYO

   The common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2000. The common stock outstanding excludes:

  . 5,137,265 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding stock options issued under our option plans at a weighted average exercise price of $5.74 per share;

  . 2,760,272 additional shares of common stock reserved as of August 31, 2000 for issuance under our stock option plans;

  . 750,000 shares of common stock initially reserved for issuance under our employee stock purchase plan; and

  . 147,110 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding warrants with a weighted average exercise price of $1.32 per share.

                                ----------------

   Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                             Six Month Ended
                                 Year Ended December 31,         June 30,
                                 --------------------------  -----------------
                                  1997     1998      1999     1999      2000
                                 -------  -------  --------  -------  --------
                                                               (Unaudited)
Statement of Operations Data:
Net revenues.................... $ 1,537  $ 2,449  $  4,230  $ 1,966  $  4,856
Cost of revenues................   1,556    2,568     4,316    2,011     3,490
                                 -------  -------  --------  -------  --------
Gross profit (loss).............     (19)    (119)      (86)     (45)    1,366
Operating expenses:
  Research and development......   2,398    3,252     3,678    1,653     4,632
  Sales and marketing...........   1,484    2,413     1,972      754     3,543
  General and administrative....   1,200    1,363     2,148      844     3,819
  Amortization of deferred stock
   compensation.................     --       --      9,300      400     9,937
                                 -------  -------  --------  -------  --------
Total operating expenses........   5,082    7,028    17,098    3,651    21,931
                                 -------  -------  --------  -------  --------
Operating loss..................  (5,101)  (7,147)  (17,184)  (3,696)  (20,565)
  Charge for amended financing
   arrangements.................     --       --    (25,700)      --        --
  Interest and other income
   (expense), net...............    (244)    (524)     (717)    (393)    1,177
                                 -------  -------  --------  -------  --------
Net loss........................ $(5,345) $(7,671) $(43,601) $(4,089) $(19,388)
                                 =======  =======  ========  =======  ========
Net loss per share:
  Basic and diluted............. $ (5.91) $ (5.43) $  (5.40) $ (0.97) $  (0.68)
                                 =======  =======  ========  =======  ========
  Pro forma basic and diluted
   (unaudited)(1)...............                   $  (4.30) $ (0.69) $  (0.31)
                                                   ========  =======  ========
Shares used in per share
 computations:
  Basic and diluted.............     905    1,412     8,078    4,199    28,570
                                 =======  =======  ========  =======  ========
  Pro forma basic and diluted
   (unaudited)..................                     10,137    5,338    30,740
                                                   ========  =======  ========

(1) Pro forma net loss per share (A) reflects the conversion of the outstanding preferred shares into common shares, upon the completion of our initial public offering in April 2000, and (B) excludes the amortization of deferred stock compensation and the charge for amended financing arrangements.

                                                                June 30, 2000
                                                             -------------------
                                                             Actual  As Adjusted
                                                             ------- -----------
Balance Sheet Data:
Cash, cash equivalents and short term investments........... $91,540  $142,887
Working capital.............................................  87,028   138,375
Total assets................................................  98,004   149,351
Total stockholders' equity..................................  88,709   140,056

   This balance sheet data is presented on an as adjusted basis to give effect to the sale of the shares of common stock by Vyyo in this offering at the public offering price of $31.5625 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

   Any investment in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision.

                         Risks Related to Our Business

We have a limited operating history in the broadband point-to-multipoint wireless access market, which may limit your ability to evaluate our business and increase the risk of your investment.

   The broadband wireless access market is only beginning to emerge. We began commercial shipments of our first-generation broadband wireless access system in the first quarter of 1999, and we began commercial shipments of our second-generation wireless access system in the fourth quarter of 1999. All of our product revenues in 1997 and 1998, and a substantial portion of our product revenues in 1999, relate to sales of cable modem products that we are no longer developing. Virtually all of the remaining revenues in 1999 relate to sales of our first-generation wireless modem products, which we phased out with the launch of our second-generation wireless access system in the fourth quarter of that year. Our second generation wireless access system is based on the cable industry's standard set of communications rules, or protocols, that we have adopted for use in wireless applications. Therefore, the success of our business will be entirely dependent upon the success of our wireless products generally, and our new wireless products in particular. We have a very limited operating history in the broadband wireless access market upon which to evaluate our future prospects, and the revenue and income potential of our business and market are unproven. Our limited operating history in this market may limit your ability to evaluate our prospects due to:

  . our limited historical financial data from our wireless products;

  . our unproven potential to generate profits; and

  . our limited experience in addressing emerging trends that may affect our business.

   As a young company, we face risks and uncertainties relating to our ability to implement our business plan successfully. You should consider our prospects in light of the risks, expenses and difficulties we may encounter.

We have a history of losses, expect future losses and may never achieve or sustain profitability.

   We have incurred significant losses since our inception, and we expect to continue to incur net losses for the foreseeable future. We incurred net losses of approximately $43.6 million in 1999 and approximately $19.4 million in the six months ended June 30, 2000. As of June 30, 2000, our accumulated deficit was approximately $85.5 million. We intend to significantly increase our operating expenses, especially our marketing and selling expenses, and our research and development expenses. However, our revenues may not grow or even continue at their current level. If our revenues do not rapidly increase or if our expenses increase at a greater pace than our revenues, we will never become profitable.

Our quarterly operating results fluctuate, which may cause our share price to decline.

   Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, including:

  . the uncertain timing and level of market acceptance for our systems;

  . the effectiveness of our system integrator customers in marketing and selling their network systems equipment;

  . reductions in pricing by us or our competitors;

  . the mix of systems sold by us and the mix of sales channels through which they are sold; and

  . changes in the prices or delays in deliveries of the components we purchase or license.

   A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We have experienced such delays in the past, and our results of operations for those periods were negatively impacted. Also, because only a small portion of our expenses vary with our revenues, if revenue levels for a quarter fall below our expectations, we will not be able to timely adjust expenses accordingly, which would harm our operating results in that period. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. If our operating results fall below the expectations of investors in future periods, our share price will likely decline.

If broadband wireless technology or our implementation of this technology is not broadly accepted, we will not be able to sustain or expand our business.

   Our future success depends on high-speed wireless communications products gaining market acceptance as a means to provide voice and data communications services. Because these markets are relatively new, it is difficult to predict which market segments will develop or expand. We have recently invested and expect to continue to invest significant time and resources in the development of new products for this market. In the event that service providers adopt technologies other than the high-speed access and other wireless technologies that we offer or delay in their deployment of high speed wireless communication products, we will not be able to sustain or expand our business.

   Service providers continually evaluate alternative technologies, including digital subscriber line, fiber and cable. The failure of service providers to accept our products would seriously harm our business.

We depend on one of our system integrators for a significant portion of our revenues and if this system integrator does not promote or purchase our products, our business will be seriously harmed.

   The loss of ADC Telecommunications as a customer, or the delay of significant orders from it, even if only temporary, could, among other things:

  . reduce or delay our revenues;

  . harm our reputation with major service providers, particularly if ADC
    Telecommunications were to replace our products with a competitor's products; or

  . reduce our ability to predict our cash flow accurately.

   Sales through ADC Telecommunications accounted for approximately 40% of our net revenues in the six months ended June 30, 2000, 20% of our net revenues for 1999 and approximately 31% of our net revenues for 1998. There are a limited number of system integrators that have the financial resources or technical expertise to sell or integrate our systems globally. If ADC Telecommunications will not sell, service or integrate our products, and we cannot secure other system integrators as replacements, we would be limited in our ability to sell our products. We recently amended our August 1999 collaboration agreement with ADC to, among other things, remove the exclusivity clause. Should ADC Telecommunications cease to emphasize systems that include our products, choose to emphasize alternative technologies or promote systems of our competitors, our business would be seriously harmed.

The loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

   A relatively small number of customers account for a large percentage of our revenues. In 1999, ADC Telecommunications accounted for approximately 20% of our revenues, Aster City Cable accounted for approximately 14% of our revenues, Shanghai Bell accounted for approximately 13% of our revenues and

Philips Semiconductor accounted for approximately 12% of our revenues. Revenues attributable to Aster City Cable and Shanghai Bell relate to sales of cable products that we are no longer developing. Accordingly, we do not anticipate recognizing material amounts of revenue from these products in the future. Revenues attributable to Philips Semiconductor relate to a joint technology development arrangement that we expect to complete in the second half of 2000 and no similar arrangements are contemplated.

   We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our revenues in future periods. The loss of a major customer or the reduction, delay or cancellation of orders from one or more of our customers could seriously harm our ability to sustain revenue levels, which would seriously harm our operating results.

Competition may decrease our market share, net revenues and gross margins, which may cause our stock price to decline.

   The market for broadband access systems is intensely competitive, rapidly evolving and subject to rapid technological change. Many of our competitors and potential competitors have substantially greater financial, technical, distribution, marketing and other resources than we have and, therefore, may be able to respond more quickly to new or changing opportunities, technologies and other developments. In addition, many of our competitors have longer operating histories, greater name recognition and established relationships with system integrators and service providers. Our primary competitor is Hybrid Networks, Inc., and other companies, such as Adaptive Broadband Corporation and BreezeCOM Ltd., have announced plans to enter the MMDS market. In addition, well-capitalized companies such as Cisco Systems, Lucent Technologies, Alcatel and other vendors have announced plans to enter, or are potential entrants into, the broadband wireless market. Most of these competitors have existing relationships with one or more of our prospective customers. We also face competition from technologies such as digital subscriber line, fiber and cable. We may not be able to compete successfully against our current and future competitors and competitive pressures may seriously harm our business.

If we do not develop new systems and system features in response to customer requirements or in a timely way, customers may not buy our products, which would seriously harm our business.

   The broadband wireless access industry is rapidly evolving and subject to technological change and innovation. We may experience design or manufacturing difficulties that could delay or prevent our development, introduction or marketing of new systems and enhancements, any of which could cause us to incur unexpected expenses or lose revenues. If we are unable to comply with diverse, new or varying governmental regulations or industry standards in each of the many worldwide markets in which we compete, we may not be able to respond to customers in a timely manner, which would harm our business.

We depend on contract manufacturers and these manufacturers may be unable to fill our orders on a timely basis, which would result in delays that could seriously harm our results of operations.

   We currently have relationships with three contract manufacturers for the manufacturing of our systems, two of which are located in Israel and one of which is located in Taiwan. These relationships may be terminated by either party with little or no notice. If our manufacturers are unable or unwilling to continue manufacturing our systems in required volumes, we would have to identify qualified alternative manufacturers, which would result in delays that could cause our results of operations to suffer. Our limited experience with these manufacturers does not provide us with a reliable basis on which to project their ability to meet delivery schedules, yield targets or costs. If we are required to find alternative manufacturing sources, we may not be able to satisfy our production requirements at acceptable prices and on a timely basis, if at all. Any significant interruption in supply would affect the allocation of systems to customers, which in turn could seriously harm our business.

We obtain some of the components included in our systems from a single source or a limited group of suppliers, and the loss of any of these suppliers could cause production delays and a substantial loss of revenue.

   We currently obtain key components from a limited number of suppliers. Some of these components, such as semiconductor components for our wireless hubs, are obtained from a single source supplier. We generally do not have long-term supply contracts with our suppliers. These factors present us with the following risks:

  . delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellation of orders for our systems;

  . suppliers could increase component prices significantly and with immediate effect;

  . we may not be able to develop alternative sources for system components, if or as required in the future;

  . suppliers could discontinue the manufacture or supply of components used in our systems. In such event, we might need to modify our systems, which may cause delays in shipments, increased manufacturing costs and increased systems prices; and

  . we may hold more inventory than is immediately required to compensate for potential component shortages or discontinuation.

   The occurrence of any of these or similar events would harm our business.

Delays and shortages in the supply of components from our suppliers could reduce our revenues or increase our cost of revenue.

   Delays and shortages in the supply of components are typical in our industry. We have experienced minor delays and shortages on more than one occasion in the past. In addition, any failure of necessary worldwide manufacturing capacity to rise along with a rise in demand could result in our subcontract manufacturers allocating available capacity to larger customers or to customers that have long-term supply contracts in place. Our inability to obtain adequate manufacturing capacity at acceptable prices, or any delay or interruption in supply, could reduce our revenues or increase our cost of revenue and could seriously harm our business.

Competition may result in lower average selling prices and we may be unable to reduce our costs at offsetting rates, which may impair our ability to achieve or maintain profitability.

   We expect that price competition among broadband wireless access systems suppliers will reduce our gross margins in the future. We anticipate that the average selling prices of broadband wireless access systems will continue to decline as product technologies mature. Since we do not manufacture our own systems, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices. Our competitors may be able to achieve greater economies of scale and may be less vulnerable to the effects of price competition than we are. These declines in average selling prices will generally lead to declines in gross margins and total profitability for these systems. If we are unable to reduce our costs to offset declines in average selling prices, we may not be able to achieve or maintain profitability.

If we do not effectively manage our expansion, our revenues may not increase, our costs may increase and our business could be seriously harmed.

   We are continuing to actively expand our operations. This growth has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We also need to implement sophisticated inventory and control systems.

   To manage growth effectively, we must, among other things:

  . improve and expand our information and financial systems, and managerial procedures and controls;

  . hire, train, manage and retain qualified employees; and

  . effectively manage relationships with our customers, suppliers and other third parties.

   We may not have made adequate allowances for the costs and risks associated with this expansion, our systems, procedures or controls may not be adequate to support our operations, and our management may be unable to offer and expand our product categories successfully. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to record and report financial and management information on a timely and accurate basis or otherwise manage our expanding operations. If we are unable to do so effectively, our business may be seriously harmed.

Because we operate in international markets, we are exposed to additional risks which could cause our international sales to decline and our foreign operations to suffer.

   Sales outside of North America accounted for approximately 31% of our revenues in the six months ended June 30, 2000, 39% of our revenues in 1999 and 55% of our revenues in 1998. We expect that international sales will continue to account for a significant portion of our revenues. In addition, we maintain research and development facilities in Israel. Our reliance on international sales and operations exposes us to foreign political and economic risks, which may impair our ability to generate revenues. These risks include:

  . economic and political instability;

  . changes in regulatory requirements and licensing frequencies to service providers;

  . import or export licensing requirements and tariffs;

  . trade restrictions; and

  . more limited protection of intellectual property rights.

   Any of the foregoing difficulties of conducting business internationally could seriously harm our business.

Because we do not have long-term contracts with our customers, our customers can discontinue purchases of our systems at any time.

   We sell our systems based on individual purchase orders. Our customers are generally not obligated by long-term contracts to purchase our systems. Our customers can generally cancel or reschedule orders on short notice and can discontinue using our systems at any time. Further, having a successful system trial does not necessarily mean that the customer will order large volumes of our systems. The inability to retain our customers and increase their orders would seriously harm our business.

If our senior management team is unable to work together effectively, our business may be seriously harmed.

   Several of our existing senior management personnel, including Michael Corwin, our Chief Operating Officer, Eran Pilovsky, our Chief Financial Officer, and Arnon Kohavi, our Senior Vice President of Strategic Relations, joined us in the last twelve months. As a result, our senior management team has had a limited time to work together. If they are unable to work together effectively to manage our organization as a public company, our business may be seriously harmed.

If we are unable to attract, train and retain qualified engineers, marketing, sales and technical support personnel, we may not be able to develop our business.

   We will need to hire additional engineers and highly trained technical support personnel in Israel and in Northern California in order to succeed. We will need to increase our technical staff to support new customers and the expanding needs of existing customers, as well as for our continued research and development operations.

   Hiring engineers, marketing, sales and technical support personnel is very competitive in our industry due to the limited number of people available with the necessary skills and understanding of our products. This is particularly true in Israel and Northern California, where competition for such personnel is intense.

   Our systems require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. We have recently expanded our sales force and we plan to hire additional sales personnel, particularly in the United States. Competition for qualified sales personnel is intense, and we may not be able to hire sufficient sales personnel to support our marketing efforts. If we are unable to hire and retain necessary personnel in each of these rapidly expanding areas, our business will not develop, and our operating results will be harmed.

We depend on our key personnel, in particular Davidi Gilo, our Chairman and Chief Executive Officer, and Menashe Shahar, our Vice President, Engineering and Chief Technical Officer, the loss of any of whom could seriously harm our business.

   Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the service of Davidi Gilo, our Chairman and Chief Executive Officer, and Menashe Shahar, our Chief Technical Officer. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Davidi Gilo, Menashe Shahar, other members of senior management or other key personnel could seriously harm our business.

Third parties may bring infringement claims against us which could harm our ability to sell our products and result in substantial liabilities.

   We expect that we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps. In this regard, in early 1999, and again in April 2000, we received written notices from Hybrid Networks in which Hybrid claimed to have patent rights in certain technology. Hybrid requested that we review our products in light of 11 of Hybrid's issued patents.

   Third parties, including Hybrid, could assert, and it could be found, that our technologies infringe their proprietary rights. We could incur substantial costs to defend any litigation, and intellectual property litigation could force us to do one or more of the following:

  . obtain licenses to the infringing technology;

  . pay substantial damages under applicable law;

  . cease the manufacture, use and sale of infringing products; or

  . expend significant resources to develop non-infringing technology.

   Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

If we fail to adequately protect our intellectual property, we may not be able to compete.

   Our success depends in part on our ability to protect our proprietary technologies. We rely on a combination of patent, copyright and trademark laws, trade secrets and confidentiality and other contractual provisions to establish and protect our proprietary rights. Our pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, our patents may not be of sufficient scope or strength, others may independently develop similar technologies or products, duplicate any of our products or design around our patents, and the patents may not provide us competitive advantages. Litigation, which could result in substantial costs and diversion of effort by us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such litigation could seriously harm our business.

Undetected hardware defects or software errors may increase our costs and impair the market acceptance of our systems.

   Our systems may contain undetected defects or errors. This may result either from defects in components supplied by third parties or from errors in our software that we have failed to detect. These defects or errors are likely to be found from time to time in new or enhanced products and systems after commencement of commercial shipments. Our customers integrate our systems into their networks with components from other vendors. Accordingly, when problems occur in a network system it may be difficult to identify the component that caused the problem. Regardless of the source of these defects or errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the defect or error. We may incur significant warranty and repair costs related to defects or errors, and we may also be subject to liability claims for damages related to these defects or errors. The occurrence of defects or errors, whether caused by our systems or the components of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our systems.

Because of our long product development process and sales cycle, we may incur substantial expenses without anticipated revenues which could cause our operating results to fluctuate.

   A customer's decision to purchase many of our systems typically involves a significant technical evaluation, formal internal procedures associated with capital expenditure approvals and testing and acceptance of new systems that affect key operations. For these and other reasons, the sales cycle associated with our systems can be lengthy and subject to a number of significant risks over which we have little or no control. Our next-generation systems may have even longer sales cycles and involve demonstrations, field trials and other evaluation periods, which will further lengthen the sales cycle. Because of the growing sales cycle and the possibility that we may rely on a concentrated number of customers for our revenues, our operating results could be seriously harmed if such revenues do not materialize when anticipated, or at all.

If we choose to acquire new and complementary businesses, products or technologies, we may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner and realize anticipated benefits.

   We may make investments in complementary companies, products or technologies. If we acquire a company, we may have difficulty integrating that company's personnel, operations, products and technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses. Moreover, the anticipated benefits of any acquisition may not be realized. Future acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets and the incurrence of large and immediate write-offs, any of which could seriously harm our business.

If the communications and Internet industries do not continue to grow and evolve in a manner favorable to us or our business strategy, our business may be seriously harmed.

   Our future success is dependent upon the continued growth of the communications industry and, in particular, the Internet. The global communications and Internet industries are evolving rapidly, and it is difficult to predict growth rates or future trends in technology development. In addition, the deregulation, privatization and economic globalization of the worldwide communications market, that have resulted in increased competition and escalating demand for new technologies and services, may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet services and the resulting need for high-speed or enhanced communications products may not continue at its current rate or at all.

We may need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we may not be able to execute our business plan.

   We expect that the net proceeds from this offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds for a number of uses, including:

  . expanding research and development programs;

  . hiring additional qualified personnel;

  . implementing further marketing and sales activities; and

  . acquiring complementary technologies or businesses.

   We may have to raise funds even sooner in order to fund more rapid expansion, to respond to competitive pressures or to otherwise respond to unanticipated requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing stockholders will be reduced. We may not be able to obtain additional funds on acceptable terms, or at all. If we cannot raise needed funds on acceptable terms, we may not be able to increase our ongoing operations and complete our planned expansion, take advantage of acquisition opportunities, develop or enhance systems or respond to competitive pressures. This potential inability to raise funds on acceptable terms could seriously harm our business.

Government regulation and industry standards may increase our costs of doing business, limit our potential markets or require changes to our business model.

   The emergence or evolution of regulations and industry standards for broadband wireless products, through official standards committees or widespread use by operators, could require us to modify our systems, which may be expensive and time-consuming, and to incur substantial compliance costs. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulations and regulatory processes for wireless communications equipment and uses of radio frequencies. Failure by the regulatory authorities to allocate suitable, sufficient radio frequencies to potential customers in a timely manner could result in the delay or loss of potential orders for our systems and seriously harm our business.

   We are subject to export control laws and regulations with respect to all of our products and technology. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us, which would result in additional compliance burdens and could impair the enforceability of our contract rights. We may not be able to renew our export licenses as necessary from time to time. In addition, we may be required to apply for additional licenses to cover modifications and enhancements to our products. Any revocation or expiration of any requisite license, the failure to obtain a license for product modifications and enhancements, or more stringent export control requirements could seriously harm our business.

If the Wireless Digital Subscriber Line Consortium is not successful in its efforts or we are not able to otherwise influence industry standards, we will not benefit from our contributions to the Consortium and our products may not be accepted in the marketplace.

   In July 2000, we and five other industry participants announced the formation of a Wireless Digital Subscriber Line Consortium to accelerate the deployment of broadband wireless solutions to the marketplace. The goal of the Consortium is to provide the industry with standardized, timely, multi-vendor solutions for broadband wireless access. If the Wireless Digital Subscriber Line Consortium is not successful or we are not able to otherwise influence industry standards,we will not benefit from our contributions to the Consortium and our products may not be accepted in the marketplace.

                        Risks Relating to this Offering

Because our principal stockholders and management have the ability to control stockholder votes, the premium over market price that an acquirer might otherwise pay may be reduced and any merger or takeover may be delayed.

   Upon completion of this offering, our management and ADC Telecommunications will collectively own approximately 54% of our outstanding common stock. As a result, these stockholders, acting together, will be able to control the outcome of all matters submitted for stockholder action, including:

  . electing members to our board of directors;

  . approving significant change-in-control transactions;

  . determining the amount and timing of dividends paid to themselves and to our public stockholders; and

  . controlling our management and operations.

   This concentration of ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares. This concentration of ownership could also negatively affect our stock's market price or decrease any premium over market price that an acquirer might otherwise pay.

Because the Nasdaq National Market is likely to continue to experience extreme price and volume fluctuations, the price of our stock may decline.

   The market price of our shares has been and will likely continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

  . actual or anticipated variations in our quarterly operating results or those of our competitors;

  . announcements by us or our competitors of new products or technological innovations;

  . introduction and adoption of new industry standards;

  . changes in financial estimates or recommendations by securities analysts;

  . changes in the market valuations of our competitors;

  . announcements by us or our competitors of significant acquisitions or partnerships; and

  . sales of our common stock.

   Many of these factors are beyond our control and may negatively impact the market price of our common stock, regardless of our performance. In addition, the stock market in general, and the market for technology companies in particular, has been highly volatile. Our common stock may not trade at the same levels of shares as that of other technology companies and shares of technology companies, in general, may not sustain their current market prices. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our business and operating results.

Our management has broad discretion in using the proceeds from this offering, which might not be used in ways that improve our operating results or increase our market value.

   Our management will have broad discretion as to how the net proceeds of this offering will be used, including uses which may not improve our operating results or increase our market value. Investors will be relying on the judgment of management regarding the application of the proceeds of this offering. The results and the effectiveness of the application of the proceeds are uncertain and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

Provisions of our governing documents and Delaware law could discourage acquisition proposals or delay a change in control.

   Our amended and restated certificate of incorporation and bylaws contain anti-takeover provisions that could make it more difficult for a third party to acquire control of us, even if that change in control would be beneficial to stockholders. Specifically:

  . our board of directors has the authority to issue common stock and preferred stock and to determine the price, rights and preferences of any new series of preferred stock without stockholder approval;

  . our board of directors is divided into three classes, each serving three-year terms;

  . super-majority voting is required to amend key provisions of our certificate of incorporation and by-laws;

  . there are limitations on who can call special meetings of stockholders;

  . stockholders are not able to take action by written consent; and

  . advance notice is required for nominations of directors and for stockholder proposals.

   In addition, provisions of Delaware law and our stock option plans may also discourage, delay or prevent a change of control or unsolicited acquisition proposals.

Future sales of our common stock could depress our stock price.

   We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

   After this offering, 37,538,682 shares of common stock will be outstanding, based on shares outstanding as of June 30, 2000. All of the shares sold in this offering as well as the 7,762,500 shares sold in our initial public offering will be freely tradeable except for any shares purchased by affiliates of Vyyo. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:

                                                                    Number of
   Date of Availability for Sale                                      Shares
   -----------------------------                                    ----------
   Presently available.............................................     37,760
   October 2, 2000.................................................  3,008,407
   December 15, 2000............................................... 21,424,877
   At various times thereafter upon expiration of applicable
    holding periods................................................  1,305,138

   The shares available for sale on October 2 and December 15, 2000 are currently subject to lock-up agreements with Banc of America Securities LLC. Banc of America Securities LLC may release all or a portion of the shares subject to these lock-up agreements at any time without notice. See "Underwriting" and "Shares Eligible for Future Sale."

                    Risks Relating to our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our systems.

   Our final testing and assembly and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. Moreover, several countries still restrict business with Israel and with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

   Some of our directors, officers and employees are currently obligated to perform annual reserve duty and are subject to being called to active duty at any time under emergency circumstances. Our business cannot assess the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

Because substantially all of our revenues are generated in U.S. dollars while a portion of our expenses are incurred in New Israeli shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli shekel against the U.S. dollar.

   We generate substantially all of our revenues in U.S. dollars, but we incur a substantial portion of our expenses, principally salaries and related personnel expenses related to research and development, in New Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be seriously harmed.

The government programs and benefits we receive require us to satisfy prescribed conditions. These programs and benefits may be terminated or reduced in the future, which would increase our costs and taxes and could seriously harm our business.

   Several of our capital investments have been granted "approved enterprise" status under Israeli law providing us with tax benefits. The benefits available to an approved enterprise are conditioned upon the fulfillment of conditions stipulated in applicable law and in the specific certificate of approval. If we fail to comply with these conditions, in whole or in part, we may be required to pay additional taxes for the period in which we benefitted from the tax benefits and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the benefits available under the approved enterprise program. These tax benefits may not be continued in the future at their current levels or at all. This termination or reduction of these benefits would increase our taxes and could seriously harm our business.

   On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued its report recommending a major reform in the Israeli tax system. The proposed tax reform, which could become effective as of January 1, 2001, provides for material changes in the current Israeli tax structure. Some of the committee's proposals may have adverse tax consequences for us and for certain of our shareholders. For example, the committee proposes to eliminate the existing initial tax exemption granted with respect to income generated from any future Approved Enterprise facilities that we have. Because we cannot predict whether, and to what extent, this committee's proposals, or any of them, will eventually be adopted and enacted into law, we and our shareholders face uncertainties as to the potential consequences of these tax reform proposals.

   In the past, we received grants from the government of Israel for the financing of a portion of our research and development expenditures in Israel. The regulations under which we received these grants restrict our ability to manufacture products or transfer technology outside of Israel for products developed with this technology. We believe that most of our current products are not based on Chief Scientist funded technology and therefore are not subject to this restriction.

It may be difficult to enforce a U.S. judgment against us and our nonresident officers, directors and experts.

   Our Chief Technology Officer, one of our directors and some of the experts named in this prospectus are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States.

                 CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

   Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including, among other things:

  . implementing our business strategy;

  . attracting and retaining customers and employees;

  . obtaining and expanding market acceptance of the products we offer and developing new products;

  . forecasts of Internet usage and the size and growth of relevant markets;

  . rapid technological changes in our industry and relevant markets; and

  . competition in our market.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. Actual results, levels of activity, performance, achievements and events may vary significantly from those implied by the forward-looking statements. A description of risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds from the sale of the 1,750,000 shares of our common stock offered by us in this offering of approximately $51.3 million, or $66.3 million if the underwriters exercise their over-allotment option in full, based upon the public offering price of $31.5625 per share, after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any portion of the proceeds from the sale of shares by the selling stockholders.

   We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including research and development. We may also use a portion of the net proceeds to invest in or acquire complementary products, technologies, or businesses; however, we currently have no commitments or agreements relating to any such transactions.

   We will have significant discretion in the use of the net proceeds of this offering. Investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending use of the net proceeds as discussed above, we intend to invest these funds in short-term, interest-bearing, investment-grade obligations.

                                DIVIDEND POLICY

   We have never declared or paid any dividends on our capital stock. We intend to retain any future earnings to fund the development and expansion of our business. Therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Through our subsidiary, Vyyo Ltd., we participate in the "alternative benefits program" under the Israeli law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If Vyyo Ltd. distributes a cash dividend to Vyyo Inc. from income which is tax exempt, it would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax which would have been due in the absence of the tax exemption.

                          PRICE RANGE OF COMMON STOCK

   Our common stock has been quoted on the Nasdaq National Market under the symbol "VYYO" since our initial public offering on April 5, 2000. The following table shows the high and low sales prices of our common stock as reported by the Nasdaq National Market for periods indicated:

Year Ending December 31, 2000                                      High    Low
-----------------------------                                     ------- ------
Second Quarter (beginning April 5, 2000)......................... $35.375 13.250
Third Quarter (through September 13, 2000)....................... $44.625 20.875

   On September 13, 2000, the last reported sale price for our common stock was $31.625 per share. As of August 31, 2000, we estimate that there were approximately 135 stockholders of record of our common stock. This does not include the number of persons whose stock is in nominee or "street name" accounts through brokers.

                                 CAPITALIZATION

   The following table sets forth as of June 30, 2000:

  . our actual capitalization; and

  . our capitalization, as adjusted to give effect to the sale of the shares of common stock in this offering at the public offering price of $31.5625 per share, after deducting the underwriting discounts and commissions and estimated offering expenses.

   This information should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                                                             As of June 30,
                                                                  2000
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                             (in thousands,
                                                              except share
                                                                  data)
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
   authorized; no shares issued and outstanding, actual and
   as adjusted............................................. $     --  $     --
  Common stock, $0.0001 par value at amounts paid in;
   200,000,000 shares authorized, 35,788,682 shares issued
   and outstanding, actual; 37,538,682 shares issued and
   outstanding as adjusted.................................  187,011   238,358
  Note receivable from stockholder.........................      (75)      (75)
  Deferred stock compensation..............................  (12,700)  (12,700)
  Other comprehensive loss.................................       17        17
  Accumulated deficit......................................  (85,544)  (85,544)
                                                            --------  --------
Total stockholders' equity.................................   88,709   140,056
                                                            --------  --------
Total capitalization....................................... $ 88,709  $140,056
                                                            ========  ========

   The shares of common stock outstanding in the actual and as adjusted columns exclude:

  . 5,137,265 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding stock options issued under our option plans at a weighted average exercise price of $5.74 per share;

  . 2,760,272 additional shares of common stock reserved as of August 31, 2000 for issuance under our stock option plans;

  . 750,000 shares of common stock initially reserved for issuance under our employee stock purchase plan; and

  . 147,110 shares of common stock issuable as of August 31, 2000 upon the exercise of outstanding warrants with a weighted average exercise price of $1.32 per share.

                                    DILUTION

   Our net tangible book value as of June 30, 2000 was approximately $88.7 million, or $2.48 per share of common stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by 35,788,682, the number of shares of common stock treated as outstanding. After giving effect to the sale of the shares of common stock offered by Vyyo in this offering at the public offering price of $31.5625 per share, after deducting the underwriting discounts and commissions and estimated offering expenses, our net tangible book value at June 30, 2000 would have been $140.1 million, or $3.73 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.25 per share and an immediate dilution of $27.83 per share to new investors. The following table illustrates the per share dilution:

   Offering price per share:.....................................       $31.56
   Pro forma net tangible book value per share before this
    offering as of June 30, 2000................................. $2.48
   Increase per share attributable to new investors..............  1.25
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         3.73
                                                                        ------
   Dilution per share to new investors...........................       $27.83
                                                                        ======

   The foregoing discussions and table assume no exercise of any stock options or warrants outstanding. There were options outstanding to purchase 5,137,265 shares of common stock as of August 31, 2000 at a weighted average exercise price of $5.74 per share, 2,760,272 shares of common stock reserved for issuance under our stock option and purchase plans, and warrants outstanding to purchase 147,110 shares of common stock at a weighted average exercise price of $1.32 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to the new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The statements of operations data for each of the years in the three-year period ended December 31, 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the year ended December 31, 1996 and the balance sheet data at December 31, 1996 and 1997, are derived from our audited financial statements that are not included in this prospectus. The statements of operations data for the year ended December 31, 1995 and the balance sheet data at December 31, 1995 are derived from our unaudited financial statements that are not included in this prospectus. The statements of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet at June 30, 2000 are derived from our unaudited financial statements included elsewhere in this prospectus. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                        Six Months Ended
                                  Year Ended December 31,                   June 30,
                          --------------------------------------------  -----------------
                           1995     1996     1997     1998      1999     1999      2000
                          -------  -------  -------  -------  --------  -------  --------
                           (in thousands, except per share data)
Statement of Operations
 Data:
Net revenues............  $   759  $   478  $ 1,537  $ 2,449  $  4,230  $ 1,966  $  4,856
Cost of revenues........      658      896    1,556    2,568     4,316    2,011     3,490
                          -------  -------  -------  -------  --------  -------  --------
Gross profit (loss).....      101     (418)     (19)    (119)      (86)     (45)    1,366
Operating expenses:
  Research and
   development..........      649    1,444    2,398    3,252     3,678    1,653     4,632
  Sales and marketing...      527      929    1,484    2,413     1,972      754     3,543
  General and
   administrative.......      854    1,180    1,200    1,363     2,148      844     3,819
  Amortization of
   deferred stock
   compensation.........       --       --       --       --     9,300      400     9,937
                          -------  -------  -------  -------  --------  -------  --------
    Total operating
     expenses...........    2,030    3,553    5,082    7,028    17,098    3,651    21,931
                          -------  -------  -------  -------  --------  -------  --------
Operating loss..........   (1,929)  (3,971)  (5,101)  (7,147)  (17,184)  (3,696)  (20,565)
  Charge for amended
   financing
   arrangements.........       --       --       --       --   (25,700)      --        --
  Interest and other
   income (expense),
   net..................     (750)    (131)    (244)    (524)     (717)    (393)    1,177
                          -------  -------  -------  -------  --------  -------  --------
Net loss................  $(2,679) $(4,102) $(5,345) $(7,671) $(43,601) $(4,089) $(19,388)
                          =======  =======  =======  =======  ========  =======  ========
Net loss per share:
  Basic and diluted.....                    $ (5.91) $ (5.43) $  (5.40) $ (0.97) $  (0.68)
                                            =======  =======  ========  =======  ========
  Pro forma basic and
   diluted
   (unaudited)(1).......                                      $  (4.30) $  0.69  $  (0.31)
                                                              ========  =======  ========
Shares used in per share
 computations:
  Basic and diluted.....                        905    1,412     8,078    4,199    28,570
                                            =======  =======  ========  =======  ========
Pro forma basic and
 diluted (unaudited)....                                        10,137    5,338    30,740
                                                              ========  =======  ========

(1) Pro forma net loss per share (A) reflects the conversion of the outstanding preferred shares into common shares upon the completion of our initial public offering in April 2000 and (B) excludes the amortization of deferred stock compensation and the charge for amended financing arrangements.

                                         December 31,                  June 30,
                             ----------------------------------------- --------
                              1995    1996    1997      1998     1999    2000
                             ------  ------  -------  --------  ------ --------
                                             (in thousands)
Balance Sheet Data:
Cash, cash equivalents and
 short term investments....  $  695  $1,459  $   510  $    131  $5,036 $91,540
Working capital
 (deficiency)..............    (658)    785   (4,497)  (10,581)    210  87,028
Total assets...............   2,309   3,074    2,976     3,380   8,363  98,004
Long-term obligations, net
 of current portion........      71   2,328      394        --      --      --
Total shareholders' equity
 (net capital deficiency)..    (470)   (560)  (3,811)   (9,571)  1,305  88,709

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We supply broadband wireless access systems used by telecommunications service providers to deliver wireless, high-speed data connections to business and residential subscribers. We sell our systems directly to service providers, as well as to system integrators that deploy our systems as part of their end-to-end network solutions for service providers. We have incurred significant losses since our inception, and we expect to continue to incur net losses for the foreseeable future. We incurred net losses of approximately $43.6 million for the year ended December 31, 1999 and $19.4 million for the six months ended June 30, 2000. As of June 30, 2000, our accumulated deficit was approximately $85.5 million.

   We were incorporated in 1996 in Delaware and succeeded to the business of Vyyo Ltd., formerly PhaseCom Ltd., an Israeli company, under a reorganization. As a result, Vyyo Ltd. became our wholly-owned subsidiary. Prior to our introduction of broadband wireless access systems, we developed and marketed cable broadband communication systems. Our first-generation broadband wireless system was commercially deployed during the first quarter of 1999 for the local multipoint distribution system, or LMDS, and the multichannel multipoint distribution system, or MMDS, frequency bands. Our second-generation, DOCSIS-based, broadband wireless access system was commercially deployed during the first half of 2000 for the LMDS and MMDS frequency bands. Our first-generation broadband wireless access system has been commercially deployed at 19 domestic and international sites and our second-generation system has been commercially deployed at three domestic and international sites.

   Net revenues include product revenues and technology development revenues. Product revenues are derived primarily from sales of hubs and modems to telecommunications service providers and to system integrators. Product revenues are generally recorded when products are shipped, provided there are no customer acceptance requirements and we have no additional performance obligations. We accrue for estimated sales returns or exchanges and product warranty and liability costs upon recognition of product revenues. Technology development revenues consist of license fees paid by Philips Semiconductor under a license and development agreement, and are recognized when the applicable customer milestones are met, including deliverables, but not in excess of the estimated amount that would be recognized using the percentage-of-completion method. We expect to complete this arrangement in the second half of 2000. Deferred revenues represent the gross profit on product revenues subject to return or exchange and total payments on technology development not yet recognized.

Results of Operations

Six months ended June 30, 1999 and 2000

   Net Revenues. Net revenues increased by 147% from $2.0 million in the six months ended June 30, 1999 to $4.9 million in the six months ended June 30, 2000. This increase primarily reflects the increase in unit sales of our systems, recognition of $724,000 revenues previously deferred and the technology development activities in the six months ended June 30, 2000. Technology development revenues were $480,000 in the six months ended June 30, 2000. There were no technology development revenues in the comparable period of 1999.

   Cost of Revenues. Cost of revenues increased by 74% from $2.0 million in the six months ended June 30, 1999 to $3.5 million in the six months ended June 30, 2000. These increases were attributable primarily to increased shipments of our products and by a write down of excess and obsolete inventory of approximately $300,000. Gross margins increased from negative margins in the six months ended June 30, 1999 to 28% in the six months ended June 30, 2000. The increase in gross margin reflects the cost effectiveness of the second-generation DOCSIS-based wireless broadband systems, recognition of revenue previously deferred without related costs, offset by inventory write down, and to a lesser extent the impact of technology development revenues. Gross margins in the first half of 1999 were negatively affected by the high fixed costs associated with the first generation wireless modem products. We expect that our gross margins will continue to fluctuate.

   Prior to 1997, we participated in several Israeli government research and development incentive programs under which we received research and development participation of approximately $3.7 million. We are obligated to pay royalties at rates that generally range from 2.5% to 5% of revenues resulting from the funded projects up to maximum amounts of 100% or 150% of the funded amount. As of June 30, 2000, we had repaid or provided for the repayment of grants amounting to $783,000. As we currently intend to gradually decrease the manufacture and sale of products developed within any of the projects funded by the Office of the Chief Scientist in the Israeli Ministry of Industry and Trade or by the Israel-United States Binational Industrial Research and Development Foundation, we believe that the remaining contingent royalty liability is approximately $700,000.

   Research and Development Expenses. Research and development expenses consist primarily of personnel, facilities, equipment and supplies for our research and development activities. Substantially all of our research and development activities are carried out in our facility in Israel. These expenses are charged to operations as incurred. Our research and development expenses increased from $1.7 million in the six months ended June 30, 1999 to $4.6 million in the six months ended June 30, 2000. This increase was due to an increase in the number of research and development personnel and related activities and related costs of facilities. We believe continued significant investment in research and development is essential to our future success and plan to continue increasing our research and development activities including recruiting and hiring additional personnel and expanding our research and development facility to accommodate the additional personnel, which will result in increased expenses in absolute dollars. Accordingly, we expect that research and development expenses will continue to increase in future periods.

   Sales and Marketing Expenses. Sales and marketing expenses consist of salaries and related costs of sales and marketing employees, consulting fees and expenses for travel, trade shows and promotional activities. Selling and marketing expenses increased from $754,000 in the six months ended June 30, 1999 to $3.5 million in the six months ended June 30, 2000. The increase in sales and marketing expenses was primarily due to increases in the number of sales and marketing personnel and related activities. In the second quarter of 2000 we began to expand our sales and marketing activities in worldwide locations such as South East Asia. We plan to continue to increase our sales and marketing activities, including recruiting and hiring additional sales personnel inside and outside of the US, which will result in increased expenses in absolute dollars. Accordingly, we expect that sales and marketing expenses will increase in future periods.

   General and Administrative Expenses. General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including finance, accounting, strategic and business development, human resources and legal. General and administrative expenses increased from $844,000 in the six months ended June 30, 1999 to $3.8 million in the six months ended June 30, 2000. We hired additional senior management personnel in the first six months of 2000 and are planning to expand operational and corporate activities, including support of our operations as a public company. We expect that general and administrative expenses will continue to increase in future periods.

   Amortization of Deferred Stock Compensation. Deferred stock compensation represents the aggregate differences between the respective exercise price of stock options or purchase price of stock at their dates of grant or sale and the deemed fair market value of our common stock for accounting purposes. Deferred stock compensation is presented as a reduction of stockholders' equity and is amortized over the vesting period of the underlying options. Amortization expense was $9.9 million in the six months ended June 30, 2000. We currently expect to record amortization of deferred stock compensation expense of approximately $4.6 million in the remainder of 2000, $5.1 million in 2001 and $2.4 million in 2002 and $600,000 in 2003 for options issued through the completion of the initial public offering on May 2, 2000.

   Interest and Other Income (Expense), Net. Interest income and other (expense) includes interest and investment income, foreign currency remeasurement gains and losses offset by interest expense related to bank loans and convertible notes. In the second quarter of 2000, we repaid all of our outstanding loans. Net interest income for the six months ended June 30, 2000 was $1.2 million compared to expenses of $393,000 income in the six months ended June 30, 2000. Substantially all of the interest and other income in 2000 is represented by interest income on our cash and short-term investment balances. Interest and other income increased in the six months ended June 30, 2000, as compared with the corresponding period in 1999, because of the increase in the average balance of invested cash equivalents and short term investments relating to the proceeds from completion of our initial public offering in April of 2000.

Years Ended December 31, 1997, 1998 and 1999

   Net Revenues. Net revenues increased 59% from $1.5 million in 1997 to $2.4 million in 1998 and 73% to $4.2 million in 1999. This increase primarily reflects the increase in unit sales of our systems in 1998 and 1999 and the technology development activities in 1999. We began commercial shipments of our first-generation broadband wireless access system in the first quarter of 1999, and we began commercial shipments of our second-generation DOCSIS-based wireless access system in the fourth quarter of 1999. All of our product revenues in 1997 and 1998, and a substantial portion of our product revenues in 1999, relate to sales of cable modem products that we are no longer developing. Virtually all of the remaining revenues in 1999 relate to sales of our first-generation wireless modem products, which we phased out with the launch of our second-generation, DOCSIS-based, wireless access systems in the fourth quarter of that year. Therefore, the success of our business will be entirely dependent upon the success of our wireless products generally, and our new DOCSIS-based wireless products in particular. We do not anticipate recognizing material amounts of revenue from cable modem or first-generation wireless products in subsequent periods. Technology development revenues were $480,000 in 1999. There were no technology development revenues in either 1997 or 1998.

   We began commercial shipments of our first-generation broadband wireless access system in the first quarter of 1999, and we began commercial shipments of our second-generation DOCSIS-based wireless access system in the fourth quarter of 1999. All of our product revenues in 1999 relate to sales of cable modem products that we are no longer developing and to sales of our first-generation wireless modem products, which we phased out with the launch of our second-generation, DOCSIS-based, wireless access systems in the fourth quarter of 1999.

   In 1999, approximately 61% of our revenues were derived from customers in North America, 22% from customers in Europe, 13% from customers in Asia and 4% from other regions.

   Our revenue is concentrated among relatively few customers. In 1999, four customers collectively represented approximately 59% of our net revenues. In 1999, revenues from each of four customers represented approximately 20%, 14%, 13% and 12% of net revenues. In 1998, revenues from each of three customers represented approximately 31%, 23% and 15% of net revenues. In 1997, revenue from each of three customers represented approximately 27%, 12% and 11% of total revenues. Though our principal revenue-generating customers are likely to vary on a quarterly basis, we anticipate that our revenues will remain concentrated among a few customers for the foreseeable future. In August 1999, ADC Telecommunications, Inc., one of our major customers, made an approximately 10% equity investment in Vyyo.

   Cost of Revenues. Cost of revenues in 1999 included $313,000 of costs of technology development revenues. There were no costs of technology development revenues in either 1997 or 1998. Cost of technology development revenues consist of component and material costs, direct labor costs, warranty costs, royalties in connection with Israeli government incentive programs and overhead related to manufacturing our products. Cost of technology development consist of direct labor costs and materials for the engineering efforts related to the technology development arrangement.

   Cost of revenues increased from $1.6 million in 1997 to $2.6 million in 1998 and to $4.3 million in 1999. These increases were attributable primarily to increased shipments of our products in each of the three years and in 1999 included the technology development activities. Gross margins were negative in each year. Gross margins in 1997 and 1998 were negatively affected by the high initial fixed costs and low volumes associated with our proprietary cable modem products. In addition, gross margins in 1999 were negatively affected by the high fixed costs associated with the first generation wireless modem products and inventory write-offs associated with the discontinuation of in-house cable modem assembly, as well as the replacement of a modem system for a key customer with next-generation technology.

   Research and Development Expenses. Our research and development expenses increased from $2.4 million in 1997 to $3.3 million in 1998 and to $3.7 million in 1999. These increases were due to increased levels of activities and related costs of personnel and facilities. We believe significant investment in research and development is essential to our future success and plan on increasing our research and development activities. We expect to spend between $9 million and $12 million on research and development activities in 2000. This includes recruiting and hiring additional personnel and expanding our research and development facility to accommodate the additional personnel, which will result in increased expenses in absolute dollars.

   Sales and Marketing Expenses. Selling and marketing expenses increased from $1.5 million in 1997 to $2.4 million in 1998 and decreased to $2.0 million in 1999. The fluctuation in sales and marketing expenses in each of the years was primarily due to changes in the number of sales and marketing personnel. We plan to increase our sales and marketing activities, including recruiting and hiring additional sales personnel, which will result in increased expenses in absolute dollars. Accordingly, we expect that sales and marketing expenses will increase in future periods.

   General and Administrative Expenses. General and administrative expenses increased from $1.2 million in 1997 to $1.4 million in 1998 and to $2.1 million in 1999. We recently hired additional senior management personnel and are planning to expand operational and corporate activities, including support of our operations as a public company.

   Amortization of Deferred Stock Compensation. Amortization expense was $9.3 million in 1999. We currently expect to record amortization of deferred stock compensation expense of approximately $8.1 million in 2000, $3.3 million in 2001 and $2.0 million thereafter for options issued through December 31, 1999, and to record additional expenses for options granted subsequent to that date.

   Charge for amended financing arrangement. Charge for amended financing arrangement represents the aggregate differences between the amended notes payable conversion price per share or the related amended warrants exercise price and the deemed fair market value of our common stock for accounting purposes.

   Interest Income (Expense), Net. Net interest expense increased from $244,000 in 1997 to $524,000 in 1998 to $717,000 in 1999 due to increased borrowings.

   Income Taxes. As of December 31, 1999, we had approximately $19.0 million of Israeli net operating loss carryforwards and $6.0 million of United States federal and state net operating loss carryforwards. The Israeli net operating loss carryforwards have no expiration date and have not been recorded as tax assets because the losses are expected to be utilized during a tax exempt period. The United States net operating loss carryforwards expire in various amounts between the years 2004 and 2019. We have provided a full valuation allowance against our United States deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

Quarterly Results of Operations

   The table below sets forth statement of operations data for the most recent six consecutive quarters. This information has been derived from our unaudited consolidated financial statements. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Our limited operating history makes the prediction of future operating results difficult or impossible. We do not believe that period-to-period comparisons of our operating results are meaningful or should be relied upon as an indication of future performance.

                                                   Quarter Ended
                          ------------------------------------------------------------------
                          March 31, June 30,  September 30, December 31, March 31,  June 30,
                            1999      1999        1999          1999       2000       2000
                          --------- --------  ------------- ------------ ---------  --------
                                                   (in thousands)
Statements of Operations
 Data:
Net revenues............   $   942  $ 1,024      $ 1,110      $  1,154   $  1,841   $ 3,015
Cost of revenues........      (864)  (1,147)      (1,111)       (1,194)    (1,392)   (2,098)
                           -------  -------      -------      --------   --------   -------
Gross profit (loss).....        78     (123)          (1)          (40)       449       917
Operating expenses:
  Research and
   development..........       785      868          842         1,183      1,903     2,729
  Sales and marketing...       378      376          574           644      1,450     2,093
  General and
   administrative.......       429      415          597           707      1,783     2,036
  Amortization of
   deferred
   compensation.........        --      400          400         8,500      6,500     3,437
                           -------  -------      -------      --------   --------   -------
    Total operating
     expenses...........     1,592    2,059        2,413        11,034     11,636    10,295
                           -------  -------      -------      --------   --------   -------
Operating loss..........    (1,514)  (2,182)      (2,414)      (11,074)   (11,187)   (9,378)
  Charge for amended
   financing
   arrangements.........        --       --       (5,200)      (20,500)        --        --
  Interest and other
   income (expense),
   net..................      (198)    (195)        (163)         (161)       (68)    1,245
                           -------  -------      -------      --------   --------   -------
Net loss................   $(1,712) $(2,377)     $(7,777)     $(31,735)  $(11,255)  $(8,133)
                           =======  =======      =======      ========   ========   =======

   Revenues for the second quarter of 2000 include $724,000 revenues previously deferred. Cost of revenues in the third quarter of 1999 and the second quarter of 2000 reflect approximately $200,000 and $300,000, respectively, in inventory write-downs associated with discontinuation of in-house cable modem production. Operating expenses in the first and second quarters of 2000 reflect higher sales and marketing and general and administrative expenses due primarily to the general increase in personnel and the increase in sales and marketing and corporate activities. Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. These variations result from a number of factors, many of which are beyond our control. In addition, our operating results may be below the expectations of securities analysts and investors in future periods. Our failure to meet these expectations will likely cause our share price to decline.

Liquidity and Capital Resources

   Since our inception, we have funded operations primarily through the private placement of our equity securities and borrowings from stockholders and banks. We raised approximately $4.2 million in 1997, $6.8 million in 1998, $11.7 million in 1999 and $96.8 million in the six months ended June 30, 2000 in convertible debt from stockholders and equity. On April 10, 2000, we completed our initial public offering of 6,750,000 shares of common stock at a price of $13.50 per share and on May 2, 2000, we issued an additional 1,012,500 shares pursuant to the underwriters' exercise of the over-allotment option, also at $13.50 per share. The total net proceeds from the initial public offering were approximately $94.9 million. As of June 30, 2000, we had $91.5 million of cash, cash equivalents and short-term investments.

   Cash used by operations include expenditures associated with development activities and marketing efforts related to commercialization of our products. In the six months ended June 30, 2000, cash used in operations was $6.8 million, which was comprised of our net loss of $19.4 million, partially offset by a non-cash charge of $9.9 million for deferred stock compensation and other working capital account changes. In the six months ended June 30, 1999, cash used in operations was $2.2 million, which was comprised of our net loss of $4.1 million, partially offset by changes in working capital accounts. In 1999, cash used in operations was $6.2 million comprised of our net loss of $43.6 million, an increase in accounts receivable of $336,000, partially offset by non-cash charges of $35 million for deferred stock compensation and amended financing agreements, a decrease in inventories of $512,000 and increase in accounts payable and accrued liabilities of $1.5 million. In 1998, cash used in operations was $6.7 million comprised of our net loss of $7.7 million, an increase in inventory of $638,000, partially offset by a $1.1 million increase in accounts payable and accrued liabilities. In 1997, cash used in operations was $4.7 million comprised of our net loss of $5.3 million, an increase in inventory of $639,000, partially offset by a $1.1 million increase in accounts payable and accrued liabilities.

   We have made investments in property and equipment of approximately $2.5 million from 1997 through June 30, 2000.

   Our capital requirements depend on numerous factors, including market acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations and other factors. We expect to devote substantial capital resources to hire and expand our research and development and our sales and marketing organizations, to expand marketing programs and for other general corporate activities. We expect that the net proceeds from this offering and cash from operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds for a number of uses. If we raise additional funds through the issuance of equity or convertible debt securities, the price paid for such securities may be substantially less than the price paid for the common stock sold in this offering and, in any event, the percentage ownership of our existing stockholders will be reduced. We may not be able to obtain additional funds on acceptable terms, or at all. If we cannot raise needed funds on acceptable terms, we may not be able to increase our ongoing operations and complete our planned expansion, take advantage of acquisition opportunities, develop or enhance systems or respond to competitive pressures.

Effective Corporate Tax Rates

   Our tax rate will reflect a mix of the United States federal and state tax on our United States income and Israeli tax on non-exempt income. The majority of our Israeli subsidiary's income is derived from our company's capital investment program with "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, and is eligible therefore for tax benefits. Because of these benefits, we will enjoy a tax exemption on income derived from this investment program for a period of six years commencing in the first year in which the Israeli subsidiary will have taxable income, provided that we do not distribute such income as a dividend, and a reduced tax rate of 10 to 15% for up to four subsequent years. All of these tax benefits are subject to various conditions and restrictions. There can be no assurance that we will obtain approval for additional Approved Enterprises Programs or that the provisions of the law will not change. Under a proposed tax reform in Israel, tax benefits with respect to future programs may be reduced. Since we have incurred tax losses through December 31, 1999, we have not yet used the tax benefits for which we are eligible.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS No. 133, which establishes accounting and reporting standards for derivative instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137, Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. We believe that upon implementation the standard will not have a significant effect on our financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements ("SAB 101"), which among other things clarifies certain conditions to be met in order to recognize revenue. The Company is currently in the process of assessing the impact of SAB 101 and expects to complete its assessment prior to December 31, 2000.

Disclosures About Market Risk

   We are exposed to financial market risks including changes in interest rates and foreign currency exchange rates. Substantially all of our revenue and capital spending is transacted in U.S. dollars, although a substantial portion of the cost of our operations, relating mainly to our personnel and facilities in Israel, is incurred in New Israeli shekels, or NIS. We have not engaged in hedging transactions to reduce our exposure to fluctuations that may arise from changes in foreign exchange rates. In the event of an increase in inflation rates in Israel, or if appreciation of the NIS occurs without a corresponding adjustment in our dollar-denominated revenues, our results of operation and business could be materially harmed.

   As of June 30, 2000, we had cash, cash equivalents and short term investments of $91.5 million. Substantially all of these amounts consisted of corporate and government fixed income securities and money market funds that invest in corporate and government fixed income securities which are subject to interest rate risk. We place our investments with high credit quality issuers and by policy, limit the amount of the credit exposure to any one issuer.

   Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with a maturity of less than three months at the date of purchase are considered to be cash equivalents; all investments with maturities of three months or greater are classified as held-to-maturity and considered to be short-term investments. If market interest rates were to increase immediately and uniformly by 10 percent from the levels at June 30, 2000, the fair value of the portfolio would decline by an immaterial amount primarily because of the short-term nature of the investments. While all our cash equivalents and short-term investments are classified as "available-for-sale," we generally have the ability to hold our fixed income investments until maturity and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. We do not hedge any interest rate exposures.

                                    BUSINESS

Overview

   We supply broadband wireless access systems used by telecommunications service providers to deliver wireless, high-speed data connections to business and residential subscribers. Our systems are deployed in point-to-multipoint applications at the radio frequencies licensed for two-way broadband communication. Point-to-multipoint technology refers to the ability of a central, wireless hub to transmit and receive network traffic to and from multiple subscriber modems. Our systems are based on the Internet protocol, or IP, which is the networking standard used to deliver voice and data over the Internet. Networking standards are the special set of rules for communicating that the end points in a telecommunication connection use when they send signals back and forth. Our system is designed to allow service providers to support rapid and cost-effective broadband service roll-outs directly to business and residential subscribers. Service providers use our system to bridge the segment of the network that connects the service providers' systems directly to the subscribers, commonly referred to as the last mile.

   In recent years, the volume of high-speed data traffic across worldwide communications networks has grown dramatically as the public Internet and private corporate intranets have been broadly adopted for communications and e-commerce. This traffic growth has created demand for cost-effective, high-speed communications, as subscribers increasingly rely on numerous applications and data-intensive content, such as full-streaming video where subscribers watch video clips with sound over the Internet, voice over IP where subscribers conduct voice calls over the Internet instead of their telephones, and remote access to corporate networks where telecommuters can access corporate networks from locations other than their offices. In the United States and abroad, the communications industry is in varying stages of deregulation. Deregulation has created the opportunity for new competitors to use existing and emerging broadband technologies to offer multiple communications services directly to subscribers. There are a number of broadband wire-based technologies that do not utilize airwaves for data and voice transport, but instead use copper wire, fiber optic cable, or other physical wires to transport voice and data. These wire-based technologies deliver high-speed connections, but performance, cost, time for deployment or service availability may limit the use of these alternative technologies to satisfy the needs of service providers and subscribers. Broadband wireless technologies deliver high-speed connections and offer service providers the ability to rapidly and cost-effectively expand their subscriber base or to enter new markets while avoiding the limitations of the existing wire-based infrastructure.

   Our system consists of a wireless hub, which serves as a point of convergence for data traffic in a network, network management system software and wireless subscriber modems. Each wireless hub is located at a base station, which houses the components in the network. Our system is designed to allow service providers to rapidly deploy cost-effective, high-speed data connections directly to business and residential subscribers. Each hub transmits and receives network traffic to and from our wireless modems, which are installed at multiple subscriber locations. Our integrated network management system, which manages the traffic over the network, optimizes how quickly and efficiently the system operates by allocating bandwidth, or the amount of data which can travel over the wireless signal. These system characteristics allow service providers to maximize the number of simultaneous subscribers on their networks. Using our point-to-multipoint system, service providers can roll out network service quickly and with a minimal initial investment and can then expand their networks by adding more wireless hubs and subscriber wireless modems as the number of subscribers grows.

   We sell our systems directly to service providers and system integrators, who provide network planning and integration services and integrate our systems with other components in the network and provide their customers with end-to-end network solutions. We also provide system integration services to some of our service provider customers to more effectively implement our systems. As of June 30, 2000, our first-generation system has been commercially deployed at 19 domestic and international sites and our second-generation system has been commercially deployed at three domestic and international sites. Our second-generation systems use our enhanced version of the cable industry's Data Over Cable Service Integration Specification, or DOCSIS, standard.

   We have applied for federal registration of our trademarks DOCSIS+ and LMDS Lite. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

Industry Background

   Use of the Internet and private communications networks has expanded and continues to expand rapidly. International Data Corporation estimates that there were 142 million Internet subscribers at the end of 1998, and projects that this number will grow to over 500 million subscribers by 2003. Businesses increasingly depend upon data networks, not only for communication within the office, but also to exchange information among corporate sites, remote locations, telecommuting employees, business partners, suppliers and customers. Consumers are also accessing the Internet to communicate, collect and publish information and conduct retail purchases.

   The growth in data traffic is resulting in an increase in the demand for high-speed access. In light of this demand, the FCC has taken steps to increase the availability of frequencies and bandwidth that may be used by wireless carriers in the United States for such data transmission. The FCC has increased the availability of various frequencies within the bands of 24 to 40 Gigahertz, or GHz, frequencies often referred to as the local multipoint distribution system, or LMDS. In addition, an FCC ruling in September 1998 allowed license holders of the multichannel multipoint distribution system, or MMDS, or various frequencies within the band of 2.15 to 2.68 GHz, to offer two-way broadband wireless data services. Previously, these frequencies had been restricted to one-way video transmissions. The FCC has also adopted orders to allocate additional spectrum through auctions during 2000, which can be used by high-speed data transmission service providers. Opportunities in broadband wireless access are increasing globally as Europe, Latin America, Asia Pacific and Canada join the United States in promoting competition in the local communications services market by allocating frequencies and bandwidth and issuing transmission licenses. In this regard, at least 26 countries have allocated broadband wireless frequency bands for use or trials in the last mile, according to Global Telephony.

   Deregulation has been a significant catalyst for increased competition in the long-haul segment of the market and massive spending on network infrastructure, as incumbent and emerging carriers have sought to address the growing demand for bandwidth. In the local access segment of the market, deregulation has also been a significant catalyst for the growing interest in providing broadband access directly to subscribers. Data services that historically were offered only by a single provider for a region now may be offered by a number of competing service providers. This increased competition has given local service providers compelling incentives to improve data transmission rates in order to offer additional value-added services to subscribers. However, bandwidth limitations of the existing last mile infrastructure have constrained service providers from exploiting these opportunities. Last mile links to subscribers typically consist of copper wires that operate at substantially lower transmission speeds than those offered in the long-haul segment of a network, or by some available broadband alternatives. These copper wires were originally intended to carry only analog circuit-switched, voice signals. As a result, the last mile has become a bottleneck that limits high-speed data transmission.

   Alternative technologies for broadband access include:

  . Digital Subscriber Line. Digital subscriber line, or DSL, technology improves the data transmission rates of a telephone company's existing copper wire network.

  . Cable Modems. Cable modems are designed to provide broadband Internet access and are targeted primarily at the residential market.

  . Fiber-based Solutions. Fiber-based solutions and high-capacity leased lines offer the highest data transmission rate of any of the alternative technologies for broadband access.

  . Point-to-Point Wireless Technology. Point-to-point wireless technology enables data transmission using a dedicated radio link between two locations.

  . Broadband Point-to-Multipoint Wireless Technology. Broadband point-to-multipoint wireless networks consist of a wireless hub that communicates over radio frequencies to transmit and receive network traffic to and from wireless modems installed at multiple subscriber locations.

   Broadband wireless technology is being utilized by both incumbent and emerging service providers. The established carriers are expected to use broadband wireless technology to reach new customers to whom they previously could not provide access, fill coverage gaps in their existing networks and deploy value-added services in a cost-effective manner. For example, International Data Corporation reported that in 1999, Sprint and WorldCom spent over $1.5 billion to purchase companies holding MMDS licenses. Emerging carriers may use this technology to bypass existing wire-based infrastructure and to compete with incumbent carriers. In addition, this technology may be used to deploy broadband services in regions where there is no wire-based communications infrastructure. International Data Corporation estimates that revenue generated by basic services delivered via fixed wireless technologies will grow from $767 million last year to $7.4 billion in 2003.

The Vyyo Solution

   Our systems are designed to provide the following benefits:

   Cost-effectiveness. Service providers worldwide are beginning to use wireless access technologies as a cost-effective alternative to wire-based communications, such as cable modems and digital subscriber lines. Our wireless system avoids many of the high costs associated with wire-based solutions, such as costs of installing copper wire, cable or fiber and obtaining access rights-of-way and digging up streets to lay wire. We believe that our systems are more cost-effective than other wireless access systems because our IP-based systems are easy to operate and less expensive to install and maintain. Our second-generation systems use our enhanced version of the DOCSIS standard, which also contributes to cost-effectiveness.

   DOCSIS-based Systems. We use our enhanced version of the DOCSIS standard, which we call DOCSIS+(TM), in our second-generation wireless access systems. Because different manufacturers may use different protocols or rules for communicating and sending signals back and forth in their products, these products are often unable to communicate with one another or with products from other manufacturers. By designing systems with communication rules based on the DOCSIS standard, our systems can be more easily adapted to new standards and rules and make them easier to integrate with other manufacturers' equipment. Widely-available key components make our DOCSIS-based systems less expensive to use than most other currently available systems.

   Commercial Deployments. Our product is one of the first commercially available wireless hub and modem systems for MMDS, and LMDS, frequency bands. Our first-generation system has been commercially deployed at 19 domestic and international sites and our second-generation, DOCSIS-based, system has been commercially deployed at three domestic and international sites.

   Flexible Platform. Our systems are highly scalable which allows additional users and hubs to be added quickly and easily, so our customers can establish a wireless broadband access network with a relatively low initial investment and later expand the geographic coverage area of the network and increase the number of users who can be served on the network as subscriber demand increases. Our integrated network management system is designed to allow new system features and benefits to be added without costly replacements of existing hardware. Service providers also use the integrated network management system to manage the traffic over the network and optimize how quickly and efficiently the system operates by efficiently allocating bandwidth, or the amount of data which can travel over the wireless signal. These system characteristics allow service providers to maximize the number of simultaneous end-users served by a hub while preserving the speed and quality of data transmission.

Strategy

   Our objective is to be a leading worldwide supplier to service providers and system integrators of broadband wireless access systems used in point-to-multipoint applications. Our strategy to accomplish this objective is to:

  . Use Existing Commercially Deployed Systems to Demonstrate our
    Capabilities. We intend to use the early acceptance of our systems to demonstrate our capabilities to potential customers as we seek to expand our customer base.

  . Broaden Our Product Offerings. We intend to develop products with additional features and benefits and new systems for use in additional wireless frequency bands worldwide as these frequencies become available. We expect to make relatively minor modifications in our transmission components to enable our systems to operate in different frequency bands. We do not expect to redesign our entire system architecture.

  . Improve Cost-effectiveness and Performance. We intend to continue improving the performance and quality of our systems, while reducing costs by integrating advanced components. We are developing additional software code, which is intended to enhance the functions of the system and allocate frequencies more efficiently.

  . Leverage Key Strategic Relationships. We have established strategic relationships with several service providers, radio companies, semiconductor manufacturers and system integrators. We expect to strengthen our existing relationships and establish new relationships with other system integrators and service providers, to increase product distribution and expand into additional geographic markets.

  . Participate in Developing Industry Standards. We expect that our technological expertise will allow us to play an integral role in the development of the wireless DOCSIS standard. In July 2000, Vyyo and other industry participants--ADC, Conexant, Gigabit Wireless, Intel and Nortel Networks--announced the formation of a Wireless Digital Subscriber Line Consortium to accelerate the deployment of broadband wireless solutions to the marketplace. The goal of the Consortium is to provide the industry with standardized, timely, multi-vendor solutions for broadband wireless access. Vyyo's DOCSIS+(TM) air interface was selected as the initial reference point for the Consortium's definition of an open standard. Vyyo is also active in the various standards bodies, such as the Institute of Electrical and Electronic Engineers, or IEEE, subcommittee to develop wireless industry standards.

Products

   Our systems are deployed in point-to-multipoint applications at the frequencies licensed for these applications. Our system is comprised of wireless hubs and wireless subscriber modems.

   The following diagram depicts our broadband wireless access system:

  [The graphic is a base station connected to an antenna that transmits to a modem located in residences and businesses.]

  . Point-to-multipoint wireless hubs are located in base stations and send and receive data traffic to and from up to 8,000 wireless subscriber modems at very high speeds. Our network management system manages and controls the traffic transmitted over our broadband wireless system.

  . Our wireless modems connected to PCs or LANs are located in residences, small/home offices, and medium-sized businesses. These modems send and receive data traffic and provide access to the Internet.

  . Our wireless hub interfaces with a router located in the base station that sends data traffic to the Internet and, in the future, will send voice traffic to the gateway that connects with the public telephone network.

  . System integrators or service providers add additional network equipment, such as antennae to transmit wireless radio frequency signals, and complete the network infrastructure.

   Wireless Hub. Our wireless hub manages data communications between wireless modems located at subscribers' locations and network devices such as routers located at a central office or base station. The primary role of the wireless hub is to manage the upstream traffic from the subscriber toward the public telephone and data networks, and the downstream traffic from the networks toward the subscriber. Our wireless hub can support up to 8,000 wireless modems.

   Our wireless hub employs a unique open physical layer architecture that allows us to easily replace the circuit boards in the hub as more sophisticated technology becomes available. Our wireless hub is designed to support a variety of channel capacities by using any combination of six upstream receivers and four downstream transmitters. For example, our system can provide, among other combinations, 60 upstream channels and 8 downstream channels or 48 upstream channels and 16 downstream channels. A channel is a subdivision of a frequency band used to transmit radio frequency signals. This flexibility allows the system engineer to configure a system for each specific situation. Several frequency bands may be used within the same wireless hub.

   Our wireless hub may be accessed for modification or transmitter or receiver module replacement by the operator while maintaining continuous operation. Most of the modules are identical, which is intended to reduce maintenance and inventory requirements. When used in combination with our wireless modems, our wireless hub enables radio frequency performance in any of the currently licensed point-to-multipoint frequency bands. Multiple wireless hubs may be controlled through the same network management system operator interface, either locally or from a remote location.

   Our integrated network management system is a Windows NT-based software package that manages overall system operations. The system features graphical views of all parts of the network, subscribers, modems and traffic patterns. The network management system allows network operators to configure, maintain and troubleshoot hubs and modems from a central workstation. Our network management system also enables the network operator to work at a location remote from the public telephone network or the data network, thereby increasing the system's operational flexibility. In addition, our systems can adjust automatically to more efficiently utilize available bandwidth. This utilization can translate into increased potential revenue for service providers as compared to other currently available wireless products.

   Wireless Modem. Our wireless subscriber modem is designed for residential, home office or small office deployment. It supports up to 15 individual users simultaneously through a separate Ethernet hub or switch.

   We introduced our first-generation broadband wireless access system during the third quarter of 1998, for the LMDS frequency band, and during the first quarter of 1999, for the MMDS frequency band. We introduced our second-generation broadband wireless access system during the fourth quarter of 1999, for the MMDS and LMDS frequency bands. Currently, the primary frequency bands for broadband data services in the United States or other countries are various frequencies within these bands:

  . WCS--Wireless Communications Service--2.305 to 2.320 GHz and 2.345 to
    2.360 GHz;

  . MMDS--Multichannel Multipoint Distribution Service--2.150 to 2.680 GHz
    (3.5GHz in Europe); and

  . LMDS--Local Multipoint Distribution Service--24 to 40 GHz.

   We began commercial shipments of our first-generation broadband wireless access system in the first quarter of 1999, and we began commercial shipment of our second-generation, DOCSIS-based, wireless access system in the fourth quarter of 1999. All of our product revenues in 1997 and 1998, and a substantial portion of our product revenues in 1999, relate to sales of cable modem products that we are no longer developing. Virtually all of the remaining revenues in 1999 relate to sales of our first-generation wireless modem products, which we phased out with the launch of our second-generation, DOCSIS-based, wireless access systems in the fourth quarter of that year. Therefore, the success of our business will be entirely dependent upon the success of our wireless products generally, and our new DOCSIS-based wireless products in particular.

Technology

   Our experience in designing shared bandwidth communications systems using time division multiple access technology is the foundation of our expertise in the point-to-multipoint broadband wireless access market. "Time division multiple access" is a wireless technology that allows multiple users to share available bandwidth. We believe that we have extensive expertise in system design, as well as modem and broadband radio frequency technology. We have developed media access controller, or MAC, layer algorithms, or software code, that maximize the number of subscribers that can share a single upstream channel.

   Internet Protocol Expertise. Our system architecture supports Internet Protocol communications traffic, and our primary systems component, the media access controller, is optimized for Internet Protocol communications traffic. We have designed our systems to support variable-length Internet Protocol packets, which carry the data being transmitted, including the most common packet size of 64 bytes.

   DOCSIS+(TM) Standard. Our second-generation systems are based on the cable industry's DOCSIS standard that we have adapted and enhanced for use in the wireless environment. Our DOCSIS+(TM) standard provides for comprehensive support of all Internet Protocol-based services. We believe that we are the first company to modify the DOCSIS standard to suit the wireless environment. We have developed media access controller layer algorithms, or software code, based on DOCSIS+(TM) for our wireless hubs and modems and have made additional enhancements to facilitate reliable communication over the MMDS and LMDS frequency bands.

   Enhanced MAC Layer Algorithms. Our enhanced media access controller layer software code, combined with select physical layer software code, provide robust performance under adverse conditions and effectively utilize the limited frequency and bandwidth allocations of the MMDS band.

   Signal Processing Technology. We develop, deploy and support the networking architecture for the multiple modules required in our systems. Specifically, we have developed technology that is designed to correct transmission errors and prevent unauthorized access to the data being transmitted. We believe that our ability to rapidly develop and integrate such modules into our systems provides us with a competitive advantage.

   Scheduling Algorithms. We develop scheduling software code for time division multiple access-based point-to-multipoint systems. Our network management system is designed to predict user behavior and automatically adjust allocation of frequencies to more efficiently utilize bandwidth. The ability to control and modify the characteristics of the network management system allows us to further optimize them for changing environments and future services.

Customers

   We sell our systems directly to service providers and system integrators that deploy our systems as part of their end-to-end network solutions for service providers. We also provide system integration services to some of our service provider customers to more effectively implement our systems. We sell our systems based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our systems. Our customers can generally cancel or reschedule orders upon short notice and can discontinue using our systems at any time.

   A relatively small number of customers account for a large percentage of our revenues. In 1999, ADC Telecommunications accounted for approximately 20% of our revenues, Aster City Cable accounted for approximately 14% of our revenues, Shanghai Bell accounted for approximately 13% of our revenues and Philips Semiconductor accounted for approximately 12% of our revenues. Sales in 1999 to Aster City Cable and Shanghai Bell relate to cable products that we are no longer developing, and we do not expect sales to Philips to continue beyond 2000.

   Collaboration Agreement. In August 1999, we entered into a collaboration agreement with ADC Telecommunications, under which we agreed to sell our hubs and modems to ADC for resale and distribution to ADC's customers at a market price to be established by good faith negotiation between ADC and us. This agreement provided that ADC had exclusive rights to market, sell and distribute our products to certain customers. We also agreed to grant to ADC a non-exclusive license to use specified software embedded in or provided with our products. We recently amended our agreement with ADC to, among other things, remove the exclusivity clause. In the first half of 2000, we established a relationship with Nortel Networks under which we expect Nortel Networks to sell our products on an OEM basis. In the second quarter of 2000, we generated revenues from sales of our products to Nortel Networks. We also have agreements to collaborate with several radio companies including California Amplifier, REMEC and others, to develop radio products that will interoperate with our equipment.

   In connection with the collaboration agreement, ADC made about a 10% equity investment in Vyyo. ADC is expected to sell a substantial portion of its equity investment in this offering. Additional information regarding ADC's investment is contained in this prospectus under the heading "Certain Relationships and Related Transactions."

   License and Development Agreement. In December 1999, we entered into a license and development agreement with Philips Semiconductor relating to cable modem systems. Under this contract, we agreed to license two versions of our DOCSIS MAC system to Philips. We have given Philips a non-exclusive, royalty-free right to use our DOCSIS 1.0 MAC in exchange for a one-time license fee. In addition, we have given Philips a non-exclusive, royalty-bearing right to use our DOCSIS 1.1 MAC in exchange for a license fee, a percentage of which is paid upon the achievement of specified milestones related to the development of the DOCSIS 1.1 MAC.

Sales and Marketing

   The global telecommunications industry is dominated by a limited number of network system integrators. We focus our marketing efforts on network system integrators that have the means to provide vendor financing in situations where our equipment is purchased as part of the total network. For some service providers, this financing is a necessary part of the total network solution. We support our system integrator customers with site demonstrations for their service provider customers. The objective of a site demonstration is to promote the adoption of our systems for deployment within the service provider's network.

   We also sell our systems directly to service providers. In determining which accounts to service directly, we focus on those service providers that prefer to work with a vendor directly and serve as their own system integrator. In some instances, we may serve as a system integrator and provide, through third parties, the other components of the network system.

   Our direct sales force maintains contact with the service provider and the system integrator account team, regardless of the actual distribution channel. This contact keeps us informed of the evolving needs of the service providers and helps strengthen our relationship with each customer. In some markets, we have established distribution relationships with local resellers that also provide support and maintenance to their service provider customers.

   Our marketing group provides marketing support services for our executive staff, direct sales force, system integrators and resellers. Through our marketing activities, we provide technical and strategic sales support to our direct sales personnel and system integrators or resellers, including in-depth product presentations, technical manuals, sales tools, pricing, marketing communications, marketing research, trademark administration and other support functions.

   Our marketing group is also responsible for product management activities throughout each product's lifecycle. These activities include the definition of product features, approval of product releases, specification of enhancements to our product and service offerings, and determination of future product platforms.

Manufacturing

   We outsource manufacturing to contract manufacturers that have the expertise and ability to reduce costs associated with volume manufacturing and to respond quickly to customer orders while maintaining high quality standards. We outsource printed circuit board assembly and manufacturing of our wireless hubs to contract manufacturers located in Israel. We outsource manufacturing of our wireless modems to a contract manufacturer located in Taiwan. Any inability of these manufacturers to provide the necessary capacity or output could result in significant production delays which could harm our business. Our wireless hubs and modems are currently purchased on a purchase order basis. We have no guaranteed supply or long-term contractual agreements with any of our suppliers. In addition, some of the components included in our systems are obtained from a single source or limited group of suppliers. The partial or complete loss of such suppliers could increase our costs, delay shipments or require redesigns of our products.

   We assemble our wireless hubs and perform final tests on our systems at our facility located in Jerusalem, Israel. Our facility is ISO 9002-certified. ISO 9002 is a set of international quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services. These standards are set by the International Organization for Standardization, or ISO, an international federation of national standards bodies. To be recommended for ISO 9002 certification, a company must be audited by an ISO-accredited auditing company and must meet or surpass ISO standards.

Research and Development

   The goal of our research and development activities is to continue the development and introduction of next-generation products for our customers. Our efforts are also focused on reducing the cost and increasing the functionality of our systems, while adapting them to the frequency and interface specifications required for new markets. Our ongoing new product development program assesses service providers' needs and technological changes in the communications market. We are pursuing new generations of many of our products.

   We believe that our extensive experience designing and implementing high quality network and radio components and system software allows us to develop high-value integrated systems solutions. As a result of these development efforts, we believe that we have created an industry-leading platform for cost-effective broadband wireless voice and data delivery with dynamic bandwidth allocation.

   Our future success depends on our continued investment in research and development in radio, networking and software technologies, and we expect to continue to invest a significant portion of revenues in this area. Our research and development expenditures were $2.4 million for 1997, $3.3 million for 1998, $3.7 million for 1999, and $4.6 million for the six months ended June 30, 2000. We are currently investing significant resources to enhance our network management system software, integrate base station components and extend the capabilities, frequencies and transmission capacity of our systems.

   As of June 30, 2000, our research and development staff consisted of 94 employees, all of whom are located in Israel.

Competition

   The market for broadband wireless access systems is intensely competitive, rapidly evolving and subject to rapid technological change. The principal competitive factors in this market include:

  . product performance and features;

  . price of competitive products;

  . reliability and stability of operation;

  . ability to develop and implement new services and technologies;

  . ability to support newly allocated frequencies; and

  . sales capability, technical support and service.

   The primary competing alternative technologies for broadband access include:

   Digital Subscriber Line. Digital subscriber line, or DSL, technology today transmits data approximately 50 times faster than a conventional dial-up modem using the existing copper wire network. DSL transmission rates are limited, however, by the length and quality of the available copper wires. Various implementations of DSL are being developed and deployed. Service providers deploying DSL technology include incumbent local exchange carriers, such as SBC Communications, Inc. and Bell Atlantic Corporation, as well as numerous competitive local exchange carriers.

   Cable Modems. Cable modems are designed to provide broadband Internet access and are targeted primarily at the residential market. Cable lines pass by 100 million homes in North America, but only a portion of those homes currently have access to two-way cable modem service. Several cable companies are currently offering broadband access services across two-way cable, including Excite@Home and Time Warner. In addition, we believe that as a result of AT&T's acquisition of Tele-Communications, Inc. and the proposed merger of America Online, Inc. and Time Warner, cable TV networks will be used increasingly for voice and high-speed data services.

   Fiber-based Solutions. Fiber-based solutions and high-capacity leased lines offer the highest data transmission rate of any of the alternative technologies for broadband access. Fiber optic cables use pulses of light to transmit digital information. Because fiber optic cables support thousands of high-speed, local digital connections onto a single higher-speed connection to the central office or the central side of the cable TV network where all the video signals emanate, they offer virtually unlimited bandwidth capacity. Due to their high capacity, fiber optic cables are increasingly being used in the access network in both telecommunications and cable TV applications. However, these solutions are costly to deploy for small business and residential subscribers.

   DSL and cable modem technologies offer data transmission speeds comparable to our broadband wireless technology at comparable modem costs. Fiber optic cable provides faster transmission rates than our broadband wireless technology, though at significantly higher costs.

   Many of our competitors and potential competitors have substantially greater financial, technical, distribution, marketing and other resources than we have and, therefore, may be able to respond more quickly to new or changing opportunities, technologies and other developments. In addition, many of our competitors have longer operating histories, greater name recognition and established relationships with system integrators and service providers. These competitors may also be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products. Our primary competitor is Hybrid Networks, Inc., and other companies, such as Adaptive Broadband Corporation and BreezeCOM Ltd., have announced plans to enter the MMDS market. In addition, well-capitalized companies such as Cisco Systems, Lucent Technologies, Alcatel and other vendors have announced plans to enter, or are potential entrants into, the broadband wireless market. These vendors have been attracted by recent investments by WorldCom, Sprint and other service providers in wireless operations. Most of these competitors have existing relationships with one or more of our prospective customers. We may not be able to compete successfully against our current and future competitors and competitive pressures may seriously harm our business.

Government Regulation

   Our business depends on the availability of certain radio frequencies for broadband two-way communications. Radio frequencies are subject to extensive regulation under the laws of the United States, foreign laws and international treaties. Each country has different regulation and regulatory processes for wireless communications equipment and uses of radio frequencies. The regulatory environment in which we operate is subject to significant change, the results and timing of which are uncertain. Historically, in many countries the unavailability of radio frequencies for two-way broadband communications has inhibited the growth of such networks. The process of establishing new regulations for broadband wireless frequencies and allocating such frequencies to operators is complex and lengthy. Our customers and potential customers may not be able to obtain sufficient frequencies for their planned uses of our systems. Failure by the regulatory authorities to allocate suitable, sufficient radio frequencies for such uses in a timely manner could deter potential customers from ordering our systems and seriously harm our business.

   Our systems must conform to a variety of domestic, foreign and international regulatory requirements established to, among other things, avoid interference among users of radio frequencies and permit interconnection of equipment. Regulatory bodies worldwide have adopted and are adopting or revising standards for wireless communications products. The emergence or evolution of regulations and industry standards for broadband wireless products, through official standards committees or widespread use by operators, could require us to modify our systems, which may be expensive and time-consuming, and incur substantial compliance costs and seriously harm our business.

   We are subject to export control laws and regulations with respect to all of our products and technology. We are subject to the risk that more stringent export control requirements could be imposed in the future on product classes that include products exported by us, which would result in additional compliance burdens and could impair the enforceability of our contract rights. Some of our products contain encryption technologies to enable the transfer of data in a manner that preserves the privacy of the parties communicating such data. United States law requires that we obtain an export license for our systems and that we comply with various restrictions on exporting our systems to certain countries. Our United States license expires October 31, 2000. Under Israeli Law, means of encryption and encryption equipment are controlled commodities within the meaning of the Control of Commodities and Services Law, 5718-1957, and are therefore subject to the prohibitions, restraints, supervision and control governing it by virtue of such law and regulations and orders thereunder. Such law and regulation prohibit the engagement in means of encryption otherwise than pursuant to a license from the authorized person appointed by the Minister of Defense. Vyyo Ltd.'s license to engage in encryption expires on February 28, 2001. We may not be able to renew these licenses as necessary from time to time. In addition, we may be required to apply for additional licenses to cover modifications and enhancements to our products. Any revocation or expiration of any requisite license, the failure to obtain a license for product modifications, or more stringent export control requirements could seriously harm our business.

Intellectual Property

   We have 22 patent applications pending in the United States. We rely on a combination of patent, copyright and trademark laws, trade secrets and confidentiality and other contractual provisions to establish and protect our proprietary rights, each of which is important to our business.

   Our success depends in part on our ability to protect our proprietary technologies. Our pending or future patent applications may not be approved and the claims covered by such applications may be reduced. If allowed, our patents may not be of sufficient scope or strength, others may independently develop similar technologies or products, duplicate any of our products or design around our patents, and the patents may not provide us competitive advantages. Further, patents held by third parties may prevent the commercialization of products incorporating our technologies or third parties may challenge or seek to narrow, invalidate or circumvent any of our pending or future patents. We also believe that foreign patents, if obtained, and the protection afforded by such foreign patents and foreign intellectual property laws, may be more limited than that provided under United States patents and intellectual property laws. Litigation, which could result in substantial costs and diversion of effort by us, may also be necessary to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time-consuming, and adverse determinations in any such litigation could seriously harm our business.

   We also rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise which are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants and non-disclosure agreements with certain of our suppliers and distributors. These agreements may be breached, we may not have adequate remedies for any breach or our unpatented proprietary intellectual property may otherwise become known or independently discovered by competitors. Further, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States.

   From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect that we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functionality of products overlaps. In this regard, in early 1999, we received a written notice from Hybrid Networks in which Hybrid claimed to have patent rights in certain technology. Hybrid requested that we review our products in light of six of Hybrid's issued patents.

   In April 2000, Vyyo received an additional letter from Hybrid Networks requesting that we review our patents in connection with various patents of Hybrid. These patents included patents Hybrid had previously requested in 1999 that we review, as well as six additional patents. Vyyo believes, based on the advice of counsel, that the Hybrid patents noted in 1999 are invalid or are not infringed by its products. Vyyo is evaluating the other patents noted in the letter.

   Others' patents, including Hybrid's, may be determined to be valid, or some or all of our products may ultimately be determined to infringe the Hybrid patents or those of other companies. Hybrid or other companies may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties, including Hybrid, either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results and financial condition.

Employees

   As of June 30, 2000, we had 161 full-time employees, of whom 35 were employed in the United States and 126 were employed in Israel. Of these full-time employees, 94 were principally dedicated to research and development, 18 were dedicated to sales, marketing and customer support and 24 were involved in manufacturing and operations. None of our U.S. employees is represented by a union.

   Our Israeli subsidiary is subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of work day and work week, minimum wages, pay for overtime, insurance for work related accidents, severance pay and other conditions of employment.

   Our Israeli subsidiary and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Associations, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living expenses, recreation pay and other conditions of employment. Our Israeli subsidiary provides our Israeli employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. We have not experienced any work stoppages.

Facilities

   We are headquartered in Cupertino, California, where we lease approximately 9,000 square feet of commercial space under a month-to-month sublease. These facilities are used for executive office space, including sales and marketing and finance and administration. We also lease approximately 27,000 square feet of commercial space in Jerusalem, Israel under a term lease that expires on December 31, 2003, subject to one five-year extension at our option. We intend to move all of our Israeli operations to a new 43,120 square foot facility in January 2001 and to sublease our current facility to another tenant. In June 2000, we entered into a term lease for this new facility. The new lease has a term of four years commencing on January 1, 2001, and is subject to six extensions of two years each. These facilities are used for research and development activities and for product assembly and testing. Vyyo is seeking additional space in the United States for its executive, sales and marketing and finance and administration departments.

Legal Proceedings

   We may from time to time become a party to various legal proceedings arising in the ordinary course of our business. However, we are not currently a party to any material legal proceedings. In addition, see "Intellectual Property" for a description of certain intellectual property claims.

                                   MANAGEMENT

Executive Officers and Directors

   The following table sets forth information regarding the executive officers and directors of Vyyo as of June 30, 2000:


Name                     Age Position
----                     --- --------
Davidi Gilo.............  43 Chairman of the Board and Chief Executive Officer
Michael Corwin..........  43 Chief Operating Officer
Eran Pilovsky...........  39 Vice President, Finance and Chief Financial Officer
Arnon Kohavi............  35 Senior Vice President, Strategic Relations
Menashe Shahar..........  49 Vice President, Engineering and Chief Technical Officer
Stephen P. Pezzola......  43 General Counsel and Secretary
Lewis S. Broad..........  42 Director
Neill H. Brownstein.....  56 Director
Avraham Fischer.........  43 Director
John P. Griffin.........  50 Director
Samuel L. Kaplan........  64 Director
Alan L. Zimmerman.......  57 Director

   Davidi Gilo has served as Vyyo's Chairman of the Board of Directors since its inception in 1996. Mr. Gilo was appointed as Chief Executive Officer of Vyyo in April 1999. From October 1998 until November 1999, Mr. Gilo also served as Chairman of the Board of DSP Communications, Inc., a developer of chip sets for wireless personal communications applications, and from June 1999 until November 1999, he served as DSP Communications' Chief Executive Officer. Mr. Gilo also served as the Chairman of the Board of DSP Communications from its founding in 1987 through November 1997. Mr. Gilo also served as Chairman of the Board of Zen Research N.V., a developer of technology and intellectual property for use in CD and DVD optical storage devices, between July 1995 and December 1999, and was appointed as Zen Research plc's chairman in April 2000. Since 1996, Mr. Gilo has also been the manager of the Gilo Group, LLC, an investment company he founded in 1996. Between 1987 and 1993 he was the President and Chief Executive Officer of DSP Group, Inc., a developer of telephony and speech compression components, and he served as Chairman of the Board of DSP Group from 1987 until April 1995.

   Michael Corwin was appointed as Chief Operating Officer of Vyyo in August 1999. From August 1995 until August 1999, Mr. Corwin served as Vice President, Operations of Harmony Management, Inc., a private investment company. From June 1994 until August 1995, he served as Vice President of Operations of Nogatech, Inc. and from 1986 until 1994, he was Vice President of Purchasing and Production of DSP Group.

   Eran Pilovsky joined Vyyo as Vice President, Finance and Chief Financial Officer in January 2000. Prior to joining Vyyo, Mr. Pilovsky spent over 14 years in various positions with Ernst & Young LLP's advisory and assurance business service group, and became a partner at Ernst & Young in October 1997. Mr. Pilovsky is a certified public accountant in California.

   Arnon Kohavi joined Vyyo in November 1999 as Senior Vice President, Strategic Relations. From July 1994 until October 1995, he served as Director of Strategic Planning of DSP Communications, and from October 1995 until January 1999, he was Vice President of Business Development of DSP Communications. From January 1999 until November 1999 he served as Senior Vice President, Strategic Relations of DSP Communications. From May 1994 until July 1994, Mr. Kohavi was Manager of Business Development of DSP Group, Inc.

   Menashe Shahar has served as Vyyo's Vice President, Engineering since July 1994 and as Chief Technical Officer since May 1999. Prior to joining Vyyo, Mr. Shahar served as Chief Engineer for the Data Communications Department of Tadiran Telecommunications Group, where he spent five years in the development of products in the area of packet switching, frame relay and ISDN. Prior to joining Tadiran,

Mr. Shahar served for eight years as a design engineer in the Israeli Defense Force, where he was involved in designing modems and other data communications products.

   Stephen P. Pezzola joined Vyyo in September 1996 as General Counsel and Secretary. From September 1996 until November 1999, Mr. Pezzola also served as General Counsel and Corporate Secretary of DSP Communications. Since September 1996, Mr. Pezzola has also been a member of Gilo Group. From September 1996 until January 2000 he also served as General Counsel and Secretary of Zen Research plc, and from January through April 2000, he served as Chairman of the Board of Zen Research. In April 2000, Mr. Pezzola became Executive Vice Chairman of the Board of Zen Research. From May 1986 until September 1996, Mr. Pezzola was a founding shareholder and president of the law firm of Pezzola & Reinke, APC, of Oakland, California.

   Lewis S. Broad has been a member of the board of directors since November 1999. Since May 1, 2000 Mr. Broad has served as Chief Executive Officer of Portfab LLC, a manufacturer of heating enclosures. He is also a member of the board of directors of Carrier Services, Inc., a company specializing in payment processing and fraud prevention for telephone and Internet transactions. From November 1994 until November 1999, Mr. Broad also served as a director of DSP Communications. Mr. Broad is also a private investor.

   Neill H. Brownstein was appointed as a member of the board of directors in December 1999. Mr. Brownstein is President of Neill H. Brownstein Corporation, a strategic investment management consulting firm which he founded in 1976. From June 1970 to January 1995, Mr. Brownstein was associated with Bessemer Securities Corporation and Bessemer Venture Partners, and during that period he served as a founding general partner of three affiliated venture capital funds. Mr. Brownstein also serves on the board of directors of Giga Information Group. From November 1994 until November 1999, Mr. Brownstein also served as a director of DSP Communications.

   Avraham Fischer has been a member of the board of directors since April 1996. Mr. Fischer is a managing partner in the law firm of Fischer, Behar, Chen & Co., of Tel Aviv, Israel, where he has served since 1982. Since January 1998, Mr. Fischer has served as co-chairman of the Board of Isra-air Aviation and Tourism, and since January 1997, he has been co-chairman of the board of Ganden Investment Ltd. which has holdings in a group of Israeli tourism and aviation companies. Since January 1995, he has served as a director on the board of Nogatech, Inc., a developer of computer chips for telecommunications. From 1996 until November 1999, Mr. Fischer also served as a director of DSP Communications.

   John P. Griffin has been a member of the board of directors since November 1999. From September 1996 through April 1998, Mr. Griffin served as Vice President of Marketing for the Network Services Division of ADC Telecommunications. In April 1998, Mr. Griffin was appointed as General Manager of the Loop Transport Division of ADC Telecommunications. In May 1999, he was appointed President of the Broadband Wireless Group of ADC Telecommunications. From March 1995 through September 1996, Mr. Griffin served as Vice President of Marketing of RSI Systems, a manufacturer of desktop video conferencing equipment. Prior to that, he served for nine years with ADC Telecommunications, the first year as Manager of Technical Support and the remaining eight years in various marketing positions.

   Samuel L. Kaplan has been a member of the board of directors since July 1999. Mr. Kaplan has been a partner in the law firm of Kaplan, Strangis and Kaplan, P.A. of Minneapolis, Minnesota, since October 1978. Mr. Kaplan also serves as a director of USP Real Estate Investment Trust, a real estate investment trust. From 1991 until June 1999, Mr. Kaplan also served as a director of DSP Group.

   Alan L. Zimmerman has been a member of the board of directors since July 1999. Since November 1994, Mr. Zimmerman has served as President of Law Finance Group, Inc., a provider of financing in connection with anticipated awards in legal proceedings. From 1992 through December 1999, he was Vice President of Inheritance Funding Company, LLC, a provider of financing to heirs in connection with anticipated inheritance payments.

Board of Directors

   Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors is elected each year. Class I directors' terms will expire at the annual meeting of stockholders to be held in 2001, Class II directors' terms will expire at the annual meeting of stockholders to be held in 2002 and Class III directors' terms will expire at the annual meeting of stockholders to be held in 2003. Messrs. Fischer, Gilo and Griffin have been designated Class I directors, Messrs. Broad and Brownstein have been designated Class II directors, and Messrs. Kaplan and Zimmerman have been designated Class III directors. There are no family relationships among any of our directors, officers or key employees.

Board Committees

   We have established an audit committee and a compensation committee. The audit committee reviews our internal accounting procedures and considers and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees to be paid to our independent auditors and the performance of our independent auditors. The audit committee currently consists of Messrs. Broad, Brownstein and Kaplan. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for all employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee currently consists of Messrs. Broad and Zimmerman.

Compensation Committee Interlocks and Insider Participation

   Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

   Directors serving on the board of directors do not currently receive any compensation for serving on the board. Directors are reimbursed for their out-of-pocket expenses incurred in attending board and committee meetings. In addition, all directors are eligible to participate in our 2000 Employee and Consultant Equity Incentive Plan.

   In December 1999, the board of directors granted options to purchase 15,000 shares of our common stock to each of Messrs. Broad and Brownstein and an option to purchase 75,000 shares of our common stock to Mr. Fischer, in each case at an exercise price of $0.83 per share.

   In June 1999, the board of directors granted an option to purchase 75,000 shares of our common stock to Mr. Zimmerman and an option to purchase 66,000 shares of our common stock to Mr. Fischer, in each case at an exercise price of $0.50 per share.

   In February 2000, the board of directors granted options to purchase 22,500 shares of our common stock to each of Messrs. Broad, Brownstein, Fischer, Griffin, Kaplan and Zimmerman, in each case at an exercise price of $1.87 per share.

Executive Compensation

   The following table sets forth the compensation earned, awarded or paid for services rendered to us in all capacities for the fiscal year ended December 31, 1999, by our Chief Executive Officer, our former Chief Executive Officer and our two next most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1999. These executives are referred to collectively as the named executive officers elsewhere in this prospectus.

                           Summary Compensation Table

                                 Annual Compensation               Long-Term Compensation
                         -------------------------------------- ----------------------------
                                                                Securities
Name and Principal        Salary               All Other Annual Underlying     All Other
Position                   ($)       Bonus ($) Compensation ($) Options (#) Compensation ($)
------------------       --------    --------- ---------------- ----------- ----------------
Davidi Gilo............. $175,000(1)       --           --        975,000            --
 Chairman of the Board
 and Chief Executive
 Officer
Stephen P. Pezzola......  140,000(2)       --           --        193,500            --
 General Counsel
Menashe Shahar..........  122,370     $20,420      $17,739(3)     255,000       $28,043(4)
 Vice President,
 Engineering and
 Chief Technical Officer
Shaul Berger(5).........   96,200          --           --             --            --
 Former Chief Executive
  Officer

--------
(1) Mr. Gilo's salary for services performed in 1999 has been accrued, and was paid to Mr. Gilo in 2000.

(2) $52,500 of this amount was paid to Mr. Pezzola in 1999, and $87,500 has been accrued by Vyyo and was paid to Mr. Pezzola in 2000.

(3) Includes (i) $4,761 reimbursed to Mr. Shahar for taxes on a company automobile, (ii) $9,978 paid to Mr. Shahar for accrued but unused vacation time and (iii) $3,000 paid to Mr. Shahar for travel expenses incurred by Mr. Shahar's wife.

(4) Includes a total of $28,043 paid on behalf of Mr. Shahar to a severance fund, a pension fund and a risk/disability fund. The amounts held in such funds on Mr. Shahar's behalf are, generally, payable to him upon the termination of his employment with Vyyo.

(5) Mr. Berger resigned as Chief Executive Officer in April 1999.

                       Option Grants in Last Fiscal Year

   The following table provides information concerning grants of options to purchase our common stock made during the fiscal year ended December 31, 1999 to the named executive officers.

                                                                                       Potential Realizable
                                                                         Potential       Value at Assumed
                         Number of                                       Realizable   Annual Rates of Stock
                         Securities   Percent of                          Value at       Appreciation for
                         Underlying Total Options                      Initial Public     Option Term(3)
                          Options   Granted During Exercise Expiration Offering Price ----------------------
Name                     Granted(1) Fiscal 1999(2)  Price      Date      of $13.50        5%         10%
----                     ---------- -------------- -------- ---------- -------------- ---------- -----------
Davidi Gilo.............  585,000       12.38%      $0.50    06/01/04    $7,605,000   $9,786,934 $12,426,503
                          390,000        8.25        0.83    11/23/04     4,941,300    6,395,922   8,155,635
Stephen P. Pezzola......  193,500        4.10        0.50    06/01/04     2,515,000    3,237,217   4,110,305
Menashe Shahar..........  255,000        5.40        0.50    06/01/04     3,315,000    4,266,099   5,416,681
Shaul Berger............       --          --          --          --            --           --          --

--------
(1) All options were granted pursuant to the 1999 Employee and Consultant Equity Incentive Plan or the 2000 Employee and Consultant Equity Incentive Plan.

(2) Based on an aggregate of 4,726,050 options granted to employees, officers, directors and consultants in fiscal 1999.

(3) All options were granted at an exercise price that was equal to or greater than the fair market value of our common stock, as determined by the board of directors on the date of grant. The assumed 5% and 10% rates of stock appreciation are based on a price of $13.50 per share, which was the price at which we sold shares of common stock in our initial public offering in April 2000. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future stock price. Actual gains, if any, are contingent upon the continued employment of the named executive officer through the expiration date, as well as being dependent upon the general performance of the common stock. The potential realizable values have not taken into account amounts required to be paid for federal income taxes.

   Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
                                     Values

   The following table describes for the named executive officers the number and amount of stock options exercised during fiscal 1999 and securities underlying unexercised options held at December 31, 1999.

                                                        Number of Securities
                           Shares                 Underlying Unexercised Options at Value of Unexercised In-the-Money
                         Acquired on                      December 31, 1999           Options at December 31, 1999
                          Exercise      Value     --------------------------------- ---------------------------------
Name                         (#)     Realized ($) Exercisable (#) Unexercisable (#) Exercisable ($) Unexercisable ($)
----                     ----------- ------------ --------------- ----------------- --------------- -----------------
Davidi Gilo.............   585,000     195,000            --                --              --               --
                           390,000          --            --                --              --               --
Stephen P. Pezzola......   120,000      40,000        73,500                --          24,500               --
                            46,500      23,250            --                --              --               --
Menashe Shahar..........        --          --        30,563           269,438          15,281           92,219
Shaul Berger............   123,899      61,949            --                --              --               --

   The value realized on exercised options and the value of unexercised in-the-money options at December 31, 1999 is based on a value of $0.83 per share, the fair market value of our common stock at December 31, 1999, as determined by our board of directors, minus the per share exercise price, multiplied by the number of shares underlying the options.

Stock Option Plans

   Amended and Restated 2000 Employee and Consultant Equity Incentive Plan. The 2000 Employee and Consultant Equity Incentive Plan, or 2000 Plan, was adopted by our board of directors and approved by our stockholders on November 22, 1999 for the benefit of our officers, directors, employees, advisors and consultants. The 2000 Plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock, and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under the 2000 Plan, awards covering no more than 80% of the shares reserved for issuance under the plan may be granted to any participant in any one year. An aggregate of 4,050,000 shares of common stock was initially reserved for issuance under the 2000 Plan. On February 2, 2000 our board of directors approved an amendment to the 2000 Plan to increase the total number of shares reserved for issuance under the plan from 4,050,000 shares to 7,500,000 shares, plus an annual increase to be added automatically on the first day of each fiscal year, commencing in 2001, equal to the lesser of (1) 1,350,000 shares or (2) 5% of the number of outstanding shares on the last day of the immediately preceding fiscal year. This amendment was approved by our stockholders on February 2, 2000.

   Each of our non-employee directors elected to the board of directors for the first time after February 2, 2000 will receive, upon such election, an initial grant of options to purchase 75,000 shares of common stock at fair market value on the date of grant. These options will have a 10-year term and will vest over a four-year period. In addition, each of our non-employee directors will receive an annual grant of options to purchase 22,500 shares for each year during such director's term. These options will have a 10-year term and will vest immediately upon the date of grant. The foregoing award of options will be granted automatically under the 2000 Plan.

   The 2000 Plan may be administered by either our board of directors or any committee of our board of directors. The board or committee is sometimes referred to in this prospectus as the plan administrator. The plan administrator may interpret the 2000 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 2000 Plan. The 2000 Plan permits the plan administrator to select the officers, directors, employees, advisors and consultants, including directors who are also employees, who will receive awards and generally to determine the terms and conditions of those awards.

   We may issue two types of stock options under the 2000 Plan: incentive stock options which are intended to qualify under the Internal Revenue Code, and non-qualified stock options. The option price of each incentive stock option granted under the 2000 Plan must be at least equal to the fair market value of a share of common stock on the date the incentive stock option is granted.

   Stock appreciation rights and limited stock appreciation rights may be granted under the 2000 Plan either alone or in conjunction with all or part of any stock option granted under the 2000 Plan. A stock appreciation right granted under the 2000 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value at the date of exercise of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right granted under the 2000 Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the change in control price of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right may only be exercised within the 30-day period following a change in control.

   Restricted stock, deferred stock and performance shares may be granted under the 2000 Plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and performance shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the plan administrator, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

   In the event we merge or consolidate with another entity in which we are not the surviving corporation, dissolve or liquidate or sell substantially all of our assets, outstanding awards under the 2000 Plan may be assumed or replaced by the successor corporation, if any, or its parent. If the successor corporation or its parent does not assume outstanding awards or substitute equivalent awards, such awards will automatically become fully vested and exercisable and be released from any restrictions on transfer and repurchase or forfeiture right.

   The terms of the 2000 Plan provide that the plan administrator may amend, suspend or terminate the 2000 Plan at any time, provided, however, that some amendments require approval of our stockholders. Further, no action may be taken which adversely affects any rights under outstanding awards without the holder's consent. The 2000 Plan will terminate in 2010.

   1999 Employee and Consultant Equity Incentive Plan. The 1999 Employee and Consultant Equity Incentive Plan, or 1999 Plan, was adopted by our board of directors on June 4, 1999 and approved by our stockholders on July 15, 1999 for the benefit of our officers, directors, employees, advisors and consultants. The 1999 Plan provides for the issuance of stock-based incentive awards, including stock options, restricted stock and stock bonuses. An aggregate of 2,400,000 shares of common stock has been reserved for issuance under the 1999 Plan. As of August 31, 2000, options to purchase an aggregate of 1,011,750 shares of common stock were outstanding under the 1999 Plan with a weighted-average exercise price of $0.50. We do not intend to grant any further options pursuant to the 1999 Plan. The 1999 Plan will automatically terminate in 2009.

   The 1999 Plan may be administered by our board of directors or committee of the board. The board of directors or committee of the board may interpret the 1999 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 1999 Plan, except that some amendments require stockholder approval. In addition, the board of directors or committee of the board may not take any action which would harm the rights previously granted under the 1999 Plan without the holders' consent.

   If we merge or consolidate with another entity or if we dissolve, liquidate or sell substantially all of our assets, outstanding awards under the 1999 Plan may be assumed or replaced by the successor corporation or its parent. If the successor corporation or its parent does not assume outstanding awards or substitute equivalent awards, the awards will terminate.

   1996 Equity Incentive Plan. The 1996 Equity Incentive Plan, or 1996 Plan, was adopted by our board of directors on March 25, 1996 and approved by our stockholders on April 5, 1996 for the benefit of our officers, directors, employees, advisors and consultants. The 1996 Plan provides for the issuance of stock-based incentive awards, including stock options, restricted stock and stock bonuses. An aggregate of 330,000 shares of common stock was initially reserved for issuance under the 1996 Plan. On May 13, 1998, our board of directors adopted, and on June 23, 1998 our stockholders approved, an amendment to the 1996 Plan to increase the total number of shares reserved for issuance under the plan from 330,000 to 480,000 shares. As of August 31, 2000, options to purchase an aggregate of 209,115 shares of common stock with a weighted-average exercise price of $0.33 were outstanding under the 1996 Plan. We do not intend to grant any further options pursuant to the 1996 Plan. The 1996 Plan will automatically terminate in 2006.

   The 1996 Plan may be administered by our board of directors or a committee of the board. The board of directors or committee of the board may interpret the 1996 Plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 1996 Plan, except that some amendments require stockholder approval. In addition, the board of directors or committee of the board may not take any action which would harm the rights previously granted under the 1996 Plan without the holders' consent.

   If we merge or consolidate with another entity or if we dissolve, liquidate or sell substantially all of our assets, outstanding awards under the 1996 Plan may be assumed or replaced by the successor corporation or its parent. If the successor corporation or its parent does not assume outstanding awards or substitute equivalent awards, the awards will terminate.

2000 Employee Stock Purchase Plan

   On February 2, 2000, the board of directors adopted and our stockholders approved our 2000 Employee Stock Purchase Plan, or Purchase Plan, which allows eligible employees to purchase our common stock at a discount from fair market value. A total of 750,000 shares of our common stock, plus an annual increase to be added automatically on the first day of our fiscal year, commencing in 2001, equal to the lesser of (a) 300,000 shares or (b) 1% of the number of outstanding shares on the last trading day of the immediately preceding fiscal year has been reserved for issuance under the Purchase Plan.

   The Purchase Plan will be administered by our board of directors, or a specifically designated committee of the board of directors. The board or committee is sometimes referred to in this prospectus as the plan administrator. The plan administrator may interpret the Purchase Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the Purchase Plan.

   The Purchase Plan contains consecutive, overlapping 24-month offering periods. Each offering period includes four purchase periods. The offering periods generally commence on the first trading day on or after May 15 and November 15 of each year and end on the last trading day on the date twenty-four months later; provided, however, that the first offering period under the Purchase Plan commenced on April 10, 2000 and ends on the last trading day on or before May 14, 2002.

   Employees are eligible to participate if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase stock under the Purchase Plan if the employee (a) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (b) holds rights to purchase stock under any of our employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. The Purchase Plan permits each employee to purchase common stock through payroll deductions of up to 15% of the employee's compensation. The maximum number of shares an employee may purchase during a single offering period is 15,000 shares.

   Amounts deducted and accumulated by the employee are used to purchase shares of common stock at the end of each purchase period. The price of the common stock offered under the Purchase Plan is an amount equal to 85% of the lower of the fair market value of the common stock at the beginning of each offering period or at the end of each purchase period. In the event the fair market value at the end of a purchase period is less than the fair market value at the beginning of the corresponding offering period, the participants of the affected offering period will be withdrawn from such offering period following exercise of their options and automatically re-enrolled in a new offering period. Employees may end their participation in the Purchase Plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with us.

   Rights granted under the Purchase Plan are not transferable by an employee other than by will or the laws of descent and distribution. The Purchase Plan provides that, in the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of our common stock, the plan administrator will conclusively determine the appropriate equitable adjustments. The Purchase Plan will terminate in 2010. Our board of directors has the authority to amend or terminate the Purchase Plan, except that no amendment or termination may adversely affect any outstanding rights under the Purchase Plan.

Employment Agreements

   We have entered into employment agreements with each of Messrs. Gilo, Corwin, Shahar, Pezzola, Pilovsky and Kohavi. Each of the agreements with Messrs. Gilo, Corwin, Shahar and Pezzola became effective as of January 1, 2000, and provide for three-year terms that will automatically renew for consecutive one-year extensions, unless terminated by either party upon written notice. Mr. Pilovsky's agreement became effective on January 16, 2000 and provides for a three-year term that will automatically renew for consecutive one-year extensions, unless terminated by either party upon written notice.

   Under Mr. Gilo's agreement, he is entitled to receive an annual base salary equal to $350,000 and an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Gilo's bonus payment will be equal to 15% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Gilo's bonus payment will be equal to 50% of his annual base salary; and

  . if we meet 120% of our plan, Mr. Gilo's bonus payment will be equal to 90% of his annual base salary.

In addition, Mr. Gilo will also be entitled to a discretionary bonus, as determined by our board of directors or the compensation committee. Mr. Gilo is required to devote at least 30 hours per week to the business of Vyyo under his employment agreement.

   If Mr. Gilo's employment is terminated by us without cause, he will be entitled to a severance payment equal to the greater of (a) the full amount of the compensation that he would have been paid under his employment agreement or
(b) 18 months of his then-current base salary. If Mr. Gilo's employment is terminated by us with cause, in exchange for a release of any claims Mr. Gilo may have against us, he will be entitled to a severance payment equal to three months of his then-current base salary. If Mr. Gilo terminates his employment with us, he will be entitled to a severance payment equal to nine months of his then-current base salary. If after the initial three-year term Mr. Gilo's employment is not renewed, he will be entitled to severance payments equal to 18 months of his then current base salary in exchange for a release of any claims he may have against us. Mr. Gilo will remain as a full-time employee during any period he is receiving severance pay and his options will continue to vest during that period.

   Under Mr. Corwin's agreement, he is entitled to receive an annual base salary equal to $225,000 and an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Corwin's bonus payment will be equal to 15% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Corwin's bonus payment will be equal to 50% of his annual base salary, with the bonus pro rated if the plan is met between 80% and 100% or between 100% and 120%; and

  . if we meet 120% of our plan, Mr. Corwin's bonus payment will be equal to 90% of his annual base salary.

In addition, Mr. Corwin will also be entitled to a discretionary bonus, as determined by our board of directors or the compensation committee.

   If Mr. Corwin's employment is terminated by us without cause, he will be entitled to a severance payment equal to the greater of (a) the full amount of the compensation that he would have been paid under his employment agreement or
(b) six months of his then-current base salary. If Mr. Corwin's employment is terminated by us with cause, in exchange for a release as to any and all claims Mr. Corwin may have against us, he will be entitled to a severance payment equal to three months of his then-current base salary. If

Mr. Corwin terminates his employment with us, he will be entitled to a severance payment equal to three months of his then-current base salary. If after the initial three-year term, Mr. Corwin's employment is not renewed, he will be entitled to a severance payment equal to 18 months of his then current base salary in exchange for a release of any claims he may have against us. Mr. Corwin will remain as a full-time employee during any period he is receiving severance pay and his options will continue to vest during that period.

   Under Mr. Shahar's agreement, he is entitled to receive a monthly salary equal to 50,000 NIS, or approximately $12,500, with adjustments every six months based on increases in the Israeli consumer price index. Mr. Shahar is also entitled to receive an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Shahar's bonus payment will be equal to 15% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Shahar's bonus payment will be equal to 50% of his annual base salary, with the bonus pro rated if the plan is met between 80% and 100% or between 100% and 120%; and

  . if we meet 120% of our plan, Mr. Shahar's bonus payment will be equal to 90% of his annual base salary.

In addition, Mr. Shahar will also be entitled to a discretionary bonus, as determined by our board of directors or the compensation committee.

   We also contribute to a "Manager's Insurance" policy on behalf of Mr. Shahar in an amount equal to 15.83% of his salary and to a continuing education fund in an amount equal to 7.5% of his salary. If Mr. Shahar's employment is terminated by us without cause, he is entitled to the amounts accumulated in his Manager's Insurance policy and education fund. In addition, if Mr. Shahar's employment is terminated by us without cause, or if after the initial three year term, Mr. Shahar's employment is not renewed, he will be entitled to a prior notice payment equal to the greater of (a) the full amount of the compensation that he would have been paid under his employment agreement or (b) six months of his then-current base salary. If Mr. Shahar's employment is terminated by us with cause, in exchange for a release as to any and all claims Mr. Shahar may have against us, he will be entitled to a prior notice payment equal to three months of his then-current base salary. If Mr. Shahar terminates his employment with us, he will not be entitled to any prior notice payment. Mr. Shahar will remain as a consultant during any period he is receiving prior notice pay.

   Under Mr. Pezzola's agreement, he is entitled to receive an annual base salary equal to $202,500, a bonus in the amount of $25,000 upon the successful completion of this offering and an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Pezzola's bonus payment will be equal to 15% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Pezzola's bonus payment will be equal to 50% of his annual base salary; and

  . if we meet 120% of our plan, Mr. Pezzola's bonus payment will be equal to 90% of his annual base salary, with the bonus pro rated if the plan is met between 80% and 100% or between 100% and 120%.

In addition, Mr. Pezzola will also be entitled to a discretionary bonus, as determined by our board of directors or the compensation committee. Mr. Pezzola is required to devote at least 30 hours per week to the business of Vyyo under his employment agreement.

   If Mr. Pezzola's employment is terminated by us without cause, he will be entitled to a severance payment equal to the greater of (a) the full amount of the compensation that he would have been paid under his employment agreement or
(b) nine months of his then-current base salary. If Mr. Pezzola's employment is terminated by us with cause, in exchange for a release as to any and all claims Mr. Pezzola may have against us, he will be entitled to a severance payment equal to three months of his then-current base salary. If Mr. Pezzola terminates his employment with us, he will be entitled to a severance payment equal to three months of his then-current base salary. If after the initial three-year term, Mr. Pezzola's employment is not renewed, he will be entitled to a severance payment equal to nine months of his then current base salary in exchange for a release of any claims he may have against us. Mr. Pezzola will remain as a full-time employee during any period he is receiving severance pay and his options will continue to vest during that period.

   Under Mr. Pilovsky's agreement, he is entitled to receive an annual base salary equal to $250,000, and an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Pilovsky's bonus payment will be equal to 15% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Pilovsky's bonus payment will be equal to 50% of his annual base salary; and

  . if we meet 120% of our plan, Mr. Pilovsky's bonus payment will be equal to 90% of his annual base salary, with the bonus prorated if the plan is met between 80% and 100% or between 100% and 120%.

In addition, Mr. Pilovsky will also be entitled to a discretionary bonus, as determined by our board of directors or the compensation committee.

   If Mr. Pilovsky's employment is terminated by us without cause, he will be entitled to a severance payment equal to the greater of (a) the full amount of the compensation that he would have been paid under his employment agreement or
(b) six months of his then-current base salary. If Mr. Pilovsky's employment is terminated by us with cause, in exchange for a release as to any and all claims Mr. Pilovsky may have against us, he will be entitled to a severance payment equal to three months of his then-current base salary. If Mr. Pilovsky terminates his employment with us, he will not be entitled to a severance payment. If after the initial three-year term, Mr. Pilovsky's employment is not renewed, he will be entitled to a severance payment equal to six months of his then current base salary in exchange for a release of any claims he may have against us. Mr. Pilovsky will remain as a full-time employee during any period he is receiving severance pay and his options will continue to vest during that period.

   We have also entered into an employment agreement with Mr. Kohavi. His agreement became effective on November 22, 1999, and provides for an 18 month term that will automatically renew for consecutive six-month extensions, unless terminated by either party by written notice. Under Mr. Kohavi's agreement, he is entitled to receive an annual base salary equal to $155,000 and an annual bonus, payable according to the following schedule:

  . if we meet 80% of our annual business plan, Mr. Kohavi's bonus payment will be equal to 25% of his annual base salary;

  . if we meet 100% of our annual business plan, Mr. Kohavi's bonus payment will be equal to 75% of his annual base salary; and

  . if we meet 120% of our plan, Mr. Kohavi's bonus payment will be equal to 125% of his annual base salary, with the bonus prorated if the plan is met between 80% and 100% or between 100% and 120%.

In addition, Mr. Kohavi will also be entitled to participate in each bonus plan adopted by our board of directors.

   If Mr. Kohavi's employment is terminated by us without cause, he will be entitled to a severance payment equal to the lesser of (a) the full amount of the compensation that he would have been paid under his employment agreement or
(b) six months of his then-current base salary. If after the initial 18-month term, Mr. Kohavi's employment is not renewed, he will be entitled to a severance payment equal to six months of his then current base salary in exchange for a release of any claims he may have against us.

Limitation of Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

This provision will have no effect on any non-monetary remedies that may be available to us or our stockholders, nor will it relieve us or other officers or directors from compliance with federal or state securities laws.

   Our certificate of incorporation and bylaws also generally provide that we will indemnify, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding by reason of the fact that he or she is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another entity, against expenses incurred by him or her in connection with that proceeding. An officer or director will not be entitled to indemnification by us if:

  . the officer or director did not act in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests; or

  . with respect to any criminal action or proceeding, the officer or director had reasonable cause to believe his or her conduct was unlawful.

   In addition, we have entered into indemnification agreements with our directors containing provisions which may require us, among other things, to indemnify our directors against various liabilities that may arise by virtue of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Vyyo pursuant to the foregoing provisions or otherwise, Vyyo has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

   At the present time, there is no pending litigation or proceeding involving any director, officer, employee or agent of Vyyo which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Since February 1, 1997, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest other than:

  . compensation arrangements that are described where required under "Management," and

  . the transactions described below.

   All references to shares of common stock reflect our 1-for-5 reverse stock split effected on January 3, 2000 and our 3-for-2 stock split effected on March 14, 2000. Preferred share amounts have not been adjusted for stock splits. All outstanding shares of preferred stock were automatically converted upon the closing of our initial public offering in April 2000, on the basis of 0.6 of a share of common stock for each share of Series A preferred stock and 0.3 of a share of common stock for each share of Series B and Series C preferred stock.

 Sales of Stock

   In December 1999, we sold 60,000 shares of common stock at a purchase price of $0.83 per share in cash, to each of our directors, Lewis Broad, Neill Brownstein, Avraham Fischer, Davidi Gilo, John Griffin, Samuel Kaplan and Alan Zimmerman.

   On December 28, 1999, we sold 178,571 shares of Series C convertible preferred stock, at a purchase price of $0.56 per share in cash, to Arnon Kohavi, our Senior Vice President, Strategic Relations.

   On December 27, 1999, we sold 30,000 shares of common stock at $0.50 per share to Avraham Fischer upon exercise of a warrant.

   On August 31, 1999, we sold 9,172,010 shares of Series C convertible preferred stock at a purchase price of $0.54 per share in cash, to ADC Telecommunications, Inc., a principal stockholder of Vyyo.

   On May 31, 1999, we sold 8,929,656 shares of common stock, at a purchase price of $0.50 per share, to the Gilo Family Partnership, of which 2,929,656 shares were purchased in exchange for the cancellation of promissory notes issued by us to the partnership, in the aggregate principal amount of $1,435,000 plus accrued interest, and 6,000,000 shares were purchased in exchange for the issuance by the partnership of a promissory note in the principal amount of $3,000,000. The note was due on the earlier of demand or April 22, 2000, and bore interest at a rate of 9% per annum. The note was secured by the purchased shares. The note was repaid in full and cancelled in February 2000.

   On May 31, 1999, we sold 50,001 shares of common stock, at a purchase price of $0.50 per share in cash, to the Samuel Kaplan/Ralph Strangis Investment Partnership, an affiliate of Samuel L. Kaplan.

   On December 1, 1998, we sold shares of Series B preferred stock, at a purchase price of $1.00 per share in cash, to the following investors, among others:

                                                                         Number
                                                                           of
   Name                                                                  Shares
   ----                                                                  -------
   Gilo Family Partnership..............................................  50,000
   Adi, Elad and Yael Gilo DSP Tel Trusts............................... 150,000
   Kaplan/Strangis Investment Partnership...............................   7,632
   Michael Corwin.......................................................   8,104
   Pezzola-Foster Trust.................................................   4,000
   Alan Zimmerman.......................................................  12,000

   In connection with this offering, we issued warrants to purchase up to the number of shares of common stock equal to the sum of the number of shares of Series B preferred stock each of these investors purchased multiplied by 0.6. These warrants have terminated in accordance with their terms.

   On September 28, 1998, we sold common stock, at a purchase price of $0.67 per share in cash, to the following investors, among others:

   Name                                                         Number of Shares
   ----                                                         ----------------
   Pezzola-Foster Trust........................................      11,250
   Alan Zimmerman..............................................      30,000

   On September 28, 1998, we sold 1,517,741 shares of common stock, at a purchase price of $0.67 per share, to the Gilo Family Partnership. All of this common stock was purchased in exchange for cancellation of promissory notes issued by us to the partnership.

   In March and April 1997, we sold shares of common stock at a price of $1.63 per share in cash, and Series A preferred stock at a price of $8.97 in cash, to the following persons.

                                                  Number of      Number of
   Name                                         Common Shares Preferred Shares
   ----                                         ------------- ----------------
   The Davidi and Shamaya Gilo Trust...........     1,556           2,593
   Pezzola-Foster Trust........................     1,500           2,500
   PhaseCom Investor Group Limited Partnership
    No. 2......................................    79,749         132,913
   Avraham Fischer.............................     2,250           3,750

 Convertible Note and Warrant Financings

   On June 30, 1998, we issued unsecured promissory notes, which were convertible into shares of common stock, and warrants to purchase common stock, to the following investors, among others. The notes were due on June 30, 1999 and bore interest at a rate of 8% per annum. The notes were convertible into shares of common stock at a conversion price equal to $5.00 if the note converted before September 15, 1998, or if converted after September 15, 1998, the greater of $5.00 or one third of the per share price of our common stock resulting from either an initial public offering of our common stock or a merger with another entity. In August 1999, we amended these notes so that they became convertible into common stock at $0.83 per share. The warrants were originally convertible into the number of shares of common stock equal to the sum of the principal amount of the noteholder's note that we issued to it on June 30, 1998 multiplied by .35 divided by the conversion price of the note. In November 1999, the warrants were amended to fix the exercise price at $5.00 per share and to fix the number of shares for which the warrants were exercisable into the number of shares set forth below. In December 1999, the warrants were amended to reduce the exercise price to $1.87 per share.

   In consideration for the note issued to the Gilo Family Partnership, the Partnership paid us $500,000 in cash, and we canceled the promissory notes dated September 30, 1997, April 3, 1998 and May 8, 1998 in the aggregate principal amount of $1,799,117, previously issued by us to the Partnership.

   Name                                Principal Amount of Note Warrant Shares
   ----                                ------------------------ --------------
   Gilo Family Partnership............        $2,875,556           201,290
   Samuel Kaplan/Ralph Strangis
    Investment Partnership............        $   34,201             2,394
   Alan Zimmerman.....................        $   26,052             1,824
   Michael Corwin.....................        $   36,772             2,574
   Pezzola-Foster Trust...............        $   15,000             1,050
   Avraham Fischer....................        $   21,723             1,521

   In November 1999, all of these notes were converted into an aggregate of 3,611,162 shares of common stock at a conversion rate of $0.83 per share. In December 1999, all of these warrants were exercised for a total of 210,651 shares of common stock at an exercise price of $1.87 per share.

   On February 26, 1998, we issued unsecured promissory notes, which were convertible into shares of Series A preferred stock at $15.00 per share, and warrants to purchase common stock at an exercise price of $9.50 per share, to the following investors, among others. The notes were due on February 26, 1999 and bore interest at a rate of 8% per annum. In November 1999, these notes were amended such that they were convertible into shares of common stock at a conversion rate of $0.83 per share. In December 1999, these warrants were amended to have an exercise price of $1.87 per share.

   Name                                Principal Amount of Note Warrant Shares
   ----                                ------------------------ --------------
   Gilo Family Partnership............         $417,600             64,800
   Adi, Elad and Yael Gilo DSP Tel
    Trusts............................         $ 83,520             12,960
   Samuel Kaplan/Ralph Strangis
    Investment Partnership............         $ 27,840              4,320
   Alan Zimmerman.....................         $ 27,840              4,320
   Michael Corwin.....................         $ 27,840              4,320
   Neill Brownstein...................         $ 55,680              8,640
   Pezzola-Foster Trust...............         $  9,280              1,440

   In November 1999, all of these notes were converted into an aggregate of 779,520 shares of common stock at a conversion rate of $0.83 per share. In December 1999, all of these warrants were exercised for a total of 100,800 shares of common stock at an exercise price of $1.87 per share.

   On February 3, 1998, we issued promissory notes, which were convertible into shares of Series A preferred stock at $15.00 per share, and warrants to purchase common stock at an exercise price of $9.50 per share, to the following investors, among others. The notes bore interest at a rate of 8% per annum and were due on January 31, 1999. In November 1999, these notes were amended such that they were convertible into shares of common stock at a conversion rate of $0.83 per share. In December 1999, these warrants were amended to have an exercise price of $1.87 per share.

   Name                                Principal Amount of Note Warrant Shares
   ----                                ------------------------ --------------
   Gilo Family Partnership............         $129,920             20,160
   Adi, Elad and Yael Gilo DSP Tel
    Trusts............................         $ 27,840              4,320
   Samuel Kaplan/Ralph Strangis
    Investment Partnership............         $  9,280              1,440
   Alan Zimmerman.....................         $  9,280              1,440
   Michael Corwin.....................         $  9,280              1,440
   Neill Brownstein...................         $ 37,120              5,760
   Pezzola-Foster Trust...............         $  9,280              1,440

   In November 1999, all of these notes were converted into an aggregate of 278,400 shares of common stock at a conversion rate of $0.83 per share. In December 1999, all of these warrants were exercised for a total of 36,000 shares of common stock at an exercise price of $1.87 per share.

   On December 29, 1997, we issued promissory notes, which were convertible into shares of Series A preferred stock at $15.00 per share, and warrants to purchase common stock at an exercise price of $9.50 per share, to the following investors, among others. The notes bore interest at a rate of 8% per annum and were due on December 31, 1998. In November 1999, these notes were amended such that they were convertible into shares of common stock at a conversion rate of $0.83 per share. In December 1999, these warrants were amended to have an exercise price of $1.87 per share.

   Name                                Principal Amount of Note Warrant Shares
   ----                                ------------------------ --------------
   Gilo Family Partnership............         $148,480             23,040
   Adi, Elad and Yael Gilo DSP Tel
    Trusts............................         $ 27,840              4,320
   Samuel Kaplan/Ralph Strangis
    Investment Partnership............         $  9,280              1,440
   Alan Zimmerman.....................         $  9,280              1,440
   Michael Corwin.....................         $  9,280              1,440
   Avraham Fischer....................         $  9,280              1,440

   In November 1999, all of these notes were converted into an aggregate of 256,128 shares of common stock at a conversion rate of $0.83 per share. In December 1999, all of these warrants were exercised for a total of 33,120 shares of common stock at an exercise price of $1.87 per share.

   On April 9, 1997, we issued a warrant to purchase 30,750 shares of common stock, at an exercise price of $1.63 per share, to the Gilo Family Partnership.

 Grants of Options

   We have granted the following options to our officers and directors:

   Name                           Number of Options Exercise Price Date of Grant
   ----                           ----------------- -------------- -------------
   Michael Corwin................      240,000          $0.50          06/99
                                       120,000          $0.83          11/99
   Menashe Shahar................       12,000          $2.09*         11/97
                                        30,000          $0.33          12/98
                                         3,000          $1.63*         07/97
   Eran Pilovsky.................      300,000          $0.83          01/00
   Arnon Kohavi..................      240,000          $0.83          11/99
   Stephen Pezzola...............       22,500          $0.33          10/98
                                        24,000          $1.00*         02/97
   Avraham Fischer...............       24,000          $1.00*         02/97

--------
  * In October 1998, these options were repriced to have an exercise price of $0.33 per share.

 Gilo-Related Transactions

   In March 1997, the Gilo Family Partnership loaned $250,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 9% per annum. This note was paid in full on April 15, 1997.

   On June 25, 1997, the Gilo Family Partnership loaned $200,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at rate of 9% per annum.

   On July 9, 1997, the Gilo Family Partnership loaned $200,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at rate of 9% per annum.

   On July 28, 1997, the Gilo Family Partnership loaned $200,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at rate of 9% per annum

   On August 14, 1997, the Gilo Family Partnership loaned $200,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at rate of 9% per annum.

   On September 30, 1997, the demand promissory notes dated June 25, 1997, July 9, 1997, July 28, 1997 and August 14, 1997, were canceled in exchange for (i) an unsecured promissory note in the principal amount of $799,117, bearing interest at a rate of 9% per annum and due on March 31, 1998, and (ii) a warrant to purchase 158,400 shares of our Common Stock at an exercise price of $7.92 per share. On June 30, 1998, the September 30, 1997 promissory note was canceled as partial payment for issuance of an unsecured promissory note in the principal amount of $2,875,555.50, as described above in this prospectus. In December 1999, this warrant was amended to have an exercise price of $1.87 per share. This warrant was exercised in December 1999.

   On April 3, 1998, the Gilo Family Partnership loaned $500,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8% per annum. On June 30, 1998, this promissory note was canceled as partial payment for issuance of the $2,875,555.50 note.

   On May 8, 1998, the Gilo Family Partnership loaned $500,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8% per annum. On June 30, 1998, this note was canceled as partial payment for issuance of the $2,875,555.50 note.

   On August 4, 1998, the Gilo Family Partnership loaned $500,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8% per annum. On September 28, 1998, this note was canceled in exchange for 758,871 shares of our common stock at a price of $0.67 per share.

   On August 28, 1998, the Gilo Family Partnership loaned $500,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8% per annum. On September 28, 1998, this note was canceled in exchange for 758,871 shares of our common stock at a price of $0.67 per share.

   On November 12, 1998, the Gilo Family Partnership loaned $100,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On November 24, 1998, the Gilo Family Partnership loaned $50,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On December 1, 1998, the promissory notes dated November 12, 1998 and November 24, 1998, in the aggregate principal amount of $150,000, plus accrued interest, were canceled in exchange for the issuance of 150,404 shares of our Series B preferred stock at a price of $1.00 per share.

   On December 4, 1998, the Gilo Family Partnership loaned $50,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On January 5, 1999, the Gilo Family Partnership loaned $250,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On January 25, 1999, the Gilo Family Partnership loaned $50,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On February 12, 1999, the Gilo Family Partnership loaned $100,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On February 28, 1999, the Gilo Family Partnership loaned $60,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On March 1, 1999, the Gilo Family Partnership loaned $225,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On March 11, 1999, the Gilo Family Partnership loaned $150,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On March 31, 1999, the Gilo Family Partnership loaned $300,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On April 8, 1999, the Gilo Family Partnership loaned $50,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On April 15, 1999, the Gilo Family Partnership loaned $200,000 to us. The loan was evidenced by an unsecured demand promissory note bearing interest at a rate of 8.5% per annum.

   On May 31, 1999, the promissory notes dated December 4, 1998, January 5, 1999, January 25, 1999, February 12, 1999, February 28, 1999, March 1, 1999,
March 11, 1999, March 31, 1999, April 8, 1999 and

April 15, 1999, in the aggregate principal amount of $1,435,000, plus accrued interest, were canceled in exchange for 2,929,656 shares of our common stock at a price of $0.50 per share.

 Other

   Avraham Fischer is a senior partner of the law firm of Fischer, Behar, Chen & Co., which represents us on matters relating to Israeli law. We paid approximately $109,500 in legal fees to this firm in 1999.

   In January 2000, in connection with an exercise of options to purchase common stock, we lent $249,980 to Eran Pilovsky. Mr. Pilovsky issued a full-recourse promissory note to us. This note was due on the earlier of January 16, 2003 or the time at which Mr. Pilovsky sells the shares or leaves Vyyo and bore interest at rate of 6% per annum. The note was secured by the purchased shares. In June 2000, Mr. Pilovsky repaid to us the full amount of $256,472.63 of principal and accrued interest under this note.

   We sublease our headquarters in Cupertino, California from Zen Research, Inc. on a month-to-month basis. Zen Research is a wholly owned subsidiary of a corporation of which Mr. Gilo is a controlling shareholder and the Chairman of the Board. In addition, Mr. Pezzola is the Vice Chairman of the Board of Zen Research's parent corporation. The monthly rent under our sublease was $12,000 during 1999 and has been approximately $40,000 during 2000. In addition, in April 2000, we purchased office furniture and equipment from Zen Research in the amount of $115,000 in cash.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table indicates information as of June 30, 2000 regarding the beneficial ownership of our common stock by:

  . each person known to the board of directors to own beneficially 5% or more of our common stock;

  . each of our directors;

  . the named executive officers;

  . all of our directors and executive officers as a group; and

  . other selling stockholders.

   Information with respect to beneficial ownership has been furnished by each director, officer, 5% or more stockholder or selling stockholder, as the case may be. Except as otherwise noted below, the address for each person listed on the table who is a 5% or more stockholder is c/o Vyyo Inc., 20400 Stevens Creek Boulevard, 8th Floor, Cupertino, California 95014.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

   Percentage ownership calculations are based on 35,788,682 shares of common stock outstanding as of June 30, 2000. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, there will be further dilution to new public investors.

                                                           Percent of Shares
                                                              Outstanding
                                   Number of   Number of  --------------------
                                     Shares      Shares    Before
                                  Beneficially   Being      the     After the
Name                                 Owned     Offered(1) Offering Offering(1)
----                              ------------ ---------- -------- -----------
Directors, Officers and 5%
 Stockholders
Davidi Gilo(2)...................  15,417,478        --     43.1%     41.1%
ADC Telecommunications, Inc......   2,751,603   275,000      7.7       6.6
 P.O. Box 1101
 Minneapolis, MN 55440
Stephen P. Pezzola(3)............     248,203        --      *           *
Lewis S. Broad(4)................     127,665        --      *           *
Neill H. Brownstein(5)...........     226,645        --      *           *
Avraham Fischer(6)...............     394,740    39,474      1.1         *
John Griffin(7)..................   2,834,103        --      7.9       6.8
Samuel Kaplan(8).................     173,118        --      *           *
Alan Zimmerman(9)................     302,143    30,215      *           *
Shaul Berger(10).................     136,523        --      *           *
Menashe Shahar(11)...............     113,552    30,080      *           *
Michael Corwin...................     313,652    43,366      *           *
Eran Pilovsky(12)................     300,000    30,000      *           *
Arnon Kohavi.....................     173,572    29,358      *           *
All directors and executive
 officers
 As a group (12 persons)(13).....  20,624,871   202,493     56.7      54.1
Other Selling Stockholders
Tom Holdings and Properties
 (1993) Ltd......................   1,015,047   403,762      2.8       1.6
Galran Properties (1993) Ltd.....   1,015,047   403,762      2.8       1.6
Eichut Capital Markets and
 Investments (1993) Ltd..........     676,701   269,176      1.9       1.1
Y. Atai Investments Ltd..........     253,577   217,423        *         *
Shoham Investments Ltd...........     173,211   173,211        *         *
Hargrave Houston Holdings
 Limited.........................     107,265    58,605        *         *
Harel Hamishmar Investments
 Ltd.............................      86,471    86,471        *         *
Arie Zimmerman...................      66,251    12,000        *         *
Itzhak and Esther Hoffi..........      38,856     9,714        *         *
David Jaroslawicz................      36,697    36,697        *         *
Yotam Financing Technologies
 Ltd.............................      25,792    25,792        *         *
Reuven and Naomi Ashkenazi.......      22,505     5,627        *         *
MMD Technologies Ltd.............      20,003    20,003        *         *
Reger Investment Company Ltd.....      20,003    20,003        *         *
Cham Foods (Israel) Ltd..........      20,003    10,000        *         *
Joel and Elizabeth Brauser.......      15,077     5,000        *         *
Al-Ben Ltd.......................      11,256    10,002        *         *
Meir Leiberman ..................       4,799     4,799        *         *
David Gidron.....................         802       201        *         *
Mordechai Gazit..................         259       259        *         *

--------
  *  Less than 1% of the outstanding shares of common stock.
 (1) Assumes no exercise of the underwriters' over-allotment option. The Gilo Family Foundation, a private not-for-profit charitable foundation, of which Davidi Gilo and Shamaya Gilo are trustees, has granted the underwriters the right to purchase an additional 100,000 shares to cover any over-allotments.

 (2) Includes (a) 14,362,995 shares held by The Gilo Family Trust, of which Davidi Gilo and his wife Shamaya Gilo are the trustees, (b) 16,260 shares held by Harmony Management, Inc. of which Mr. Gilo is the president and of which Davidi and Shamaya Gilo are the sole stockholders, (c) 3,223 shares held by the Gilo Group, LLC, a limited liability company of which Mr. Gilo is a principal owner, and (d) 1,000,000 shares held by the Gilo Family Foundation, a private not-for-profit charitable foundation of which Davidi Gilo and Shamaya Gilo are trustees. Davidi and Shamaya Gilo are not beneficiaries of the Gilo Family Foundation. Excludes 359,946 shares held in three trusts for the benefit of Mr. Gilo's children, Adi, Elad and Yael Gilo, as to which Mr. Gilo has no voting or investment power. Mr. Gilo disclaims beneficial ownership of such shares.
 (3) Includes 50,203 shares held in the Pezzola-Foster Trust, of which Stephen Pezzola and his wife Twila Foster are the trustees. Excludes 42,000 shares held in two trusts for the benefit of Mr. Pezzola's children, Genevieve and David Pezzola, as to which Mr. Pezzola has no voting or investment power. Mr. Pezzola disclaims beneficial ownership of such shares.
 (4) Includes 22,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000.
 (5) Includes 37,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000.
 (6) Includes 25,152 shares held by Rashifa Management and Holdings Ltd., of which Mr. Fischer and his wife Vered Fischer are the sole stockholders. Also includes 247,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000. Excludes shares held by I. Fischer & Co. as trustee, or Fischer, Behar & Co., as trustee, on behalf of stockholders of Vyyo that are residents of Israel.
 (7) Includes 22,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000. Also includes 2,751,603 shares held by ADC Telecommunications, of which 275,000 shares are being offered hereby. Mr. Griffin may be deemed to share voting and investment power will respect to the shares held and being offered by ADC Communications. Mr. Griffin disclaims beneficial ownership of these shares.
 (8) Includes 22,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000.
 (9) Includes 97,500 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000.
(10) Includes 392 shares of common stock issuable pursuant to warrants.
(11) Includes 112,750 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000.
(12) Includes 226,562 shares that are subject to a right of repurchase held by Vyyo as of August 31, 2000. Also includes 30,000 shares held by the Pilovsky Children's Trust, of which Mr. Pilovsky and his wife are the trustees.
(13) Includes 562,750 shares of common stock issuable pursuant to stock options exercisable within 60 days of June 30, 2000. The number of shares being offered does not include the shares being sold by ADC Telecommunications.

                          DESCRIPTION OF CAPITAL STOCK

   The following description summarizes information regarding our capital stock. This information is subject in all respects to the applicable provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws. The authorized capital stock of Vyyo consists of 200,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

   Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of Vyyo's stockholders, including the election of directors. There are no cumulative voting rights, and therefore the holders of a plurality of the shares of common stock voting for the election of directors may elect all of Vyyo's directors standing for election.

   Dividends. Holders of common stock are entitled to receive dividends at the same rate if and when dividends are declared by our board of directors out of assets legally available for the payment of dividends, subject to preferential rights of any outstanding shares of preferred stock. Through our subsidiary, Vyyo Ltd., we participate in the "alternative benefits program" under the Israeli law for the Encouragement of Capital Investments, 1959, under which we realize certain tax exemptions. If Vyyo Ltd. distributes a cash dividend to Vyyo Inc. from income which is tax exempt, it would have to pay corporate tax at the rate of up to 25% on an amount equal to the amount distributed and the corporate tax which would have been due in the absence of the tax exemption.

   Liquidation. In the event of a liquidation, dissolution or winding up of the affairs of Vyyo, whether voluntary or involuntary, after payment of the debts and other liabilities of Vyyo and making provisions for the holders of any outstanding shares of preferred stock, the remaining assets of Vyyo will be distributed ratably among the holders of shares of common stock.

   Rights and Preferences. The common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

   The board of directors has the authority, without action by the stockholders, to provide for the issuance of preferred stock in one or more classes or series and to designate the rights, preferences and privileges of each such class or series, which may be greater than the rights of the common stock. We cannot predict the effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects could include one or more of the following:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; or

  . delaying or preventing a change in control of us without further action by the stockholders.

   We have no present plans to issue any shares of preferred stock.

Registration Rights

   Upon completion of the offering, the holders of a substantial portion of our outstanding shares of common stock will be entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. Under the terms of the registration rights agreements, if Vyyo proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of this registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require Vyyo to file a registration statement under the Securities Act at its expense with respect to their shares of common stock, and Vyyo is required to use its best efforts to effect this registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require Vyyo to file additional registration statements on Form S-3, subject to conditions and limitations.

Delaware Anti-Takeover Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . prior to the date of the business combination, the transaction is approved by the board of directors of the corporation;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation; or

  . on or after the date of the business combination, such business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three-year period immediately prior to the relevant date, did own) 15% or more of the corporation's outstanding voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

   EquiServe Trust Company serves as Transfer Agent and Registrar for our common stock. Its telephone number is (781) 575-2000.

Listing

   Our common stock is quoted on the Nasdaq National Market under the trading symbol "VYYO."

                        SHARES ELIGIBLE FOR FUTURE SALE

   We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will depress the market price for our common stock or our ability to raise capital by offering equity securities. Sales of substantial amounts of common stock, or the perception that these sales could occur, may depress prevailing market prices for the common stock.

   After this offering, approximately 37,538,682 shares of common stock will be outstanding, based on shares outstanding as of June 30, 2000. All of the shares sold in this offering as well as the 7,762,500 shares sold in our initial public offering will be freely tradeable except for any shares purchased by affiliates of Vyyo. The remaining shares of common stock outstanding after this offering, will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market as follows:

                                                                    Number of
   Date of Availability for Sale                                      Shares
   -----------------------------                                    ----------
   Presently available.............................................     37,760
   October 2, 2000.................................................  3,008,407
   December 15, 2000............................................... 21,424,877
   At various times afterwards upon expiration of applicable
    holding periods................................................  1,305,138

   The shares available for sale on October 2 and December 15, 2000 are currently subject to a lock-up agreement with Banc of America Securities LLC. Banc of America Securities LLC may release all or a portion of the shares subject to these lockup agreements at any time without notice. See "Underwriting."

   In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 375,387 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sales provisions and notice requirements and to the availability of current public information about us.

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of Banc of America Securities LLC.

   We filed a registration statement registering shares of common stock subject to outstanding options or reserved for future issuance under our stock plans. As of June 30, 2000, options to purchase a total of 3,201,109 shares were outstanding under our stock option plans of which 320,938 are issued shares that are subject to a right of repurchase held by Vyyo. Common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, is available for immediate resale in the open market.

                                  UNDERWRITING

   We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, CIBC World Markets Corp., Dain Rauscher Incorporated, Needham & Company, Inc. and WR Hambrecht + Co., LLC are the representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the representatives. According to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   Banc of America Securities LLC..................................... 1,600,000
   CIBC World Markets Corp............................................   800,000
   Dain Rauscher Incorporated.........................................   800,000
   Needham & Company, Inc.............................................   400,000
   WR Hambrecht + Co., LLC............................................   400,000
                                                                       ---------
       Total.......................................................... 4,000,000
                                                                       =========

   The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $0.96 per share. The underwriters also may allow, and any other dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered under a number of conditions, including:

  .  receipt and acceptance of our common stock by the underwriters, and

  .  the right to reject orders in whole or in part.

   We have granted an option to the underwriters to buy up to 500,000 additional shares of common stock, and a selling stockholder has granted an option to the underwriters to buy up to 100,000 additional shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

   The expenses of the offering that are payable by us are estimated to be $1,000,000.

   We, the selling stockholders, and our officers and directors have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock and options may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus for our officers and directors, and until December 15, 2000 for the selling stockholders. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

   We and the selling stockholders will indemnify the underwriters against some liabilities, including some liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

   The shares of common stock are listed on the Nasdaq National Market under the symbol "VYYO."

   In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

  .  short sales,

  .  stabilizing transactions, and

  .  purchase to cover positions created by short sales.

   Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

   The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

  .  over-allotment,

  .  stabilization,

  .  syndicate covering transactions, and

  .  imposition of penalty bids.

   As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

   A limited number of shares allocated to W.R. Hambrecht + Co., LLC will be distributed in this offering through the use of the Internet. W.R. Hambrecht + Co., LLC will post on its Web site (www.wrhambrecht.com) a brief description of the offering. Visitors to this Web site will have access to the preliminary prospectus by links on the Web site. W.R. Hambrecht + Co., LLC will accept conditional offers to purchase shares from account holders that are determined eligible to participate. In the event that the demand for shares exceeds the amount of shares allocated to it, W.R. Hambrecht + Co., LLC will allocate shares to individual and institutional account holders in accordance with the following criteria: trading history of the account with respect to public offerings, post-offering activity in previous offerings and tenure of the account.

   W.R. Hambrecht + Co., LLC is an investment banking firm formed as a limited liability company in February 1998. In addition to this offering, W.R. Hambrecht + Co., LLC has engaged in the business of public and private equity investing and financial advisory services since its inception. The chairman and chief executive officer of W.R. Hambrecht + Co., LLC, William R. Hambrecht, has 40 years of experience in the securities industry.

   From time to time, Banc of America Securities LLC has provided financial advisory services to us and may continue to do so in the future.

                                 LEGAL MATTERS

   The validity of the shares of common stock being offered will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California. A partner at Skadden, Arps beneficially owns 65,342 shares of common stock. Certain other legal matters in connection with this offering will be passed upon for us by Bay Venture Counsel, LLP. Three partners and one of counsel at Bay Venture Counsel beneficially own an aggregate of 206,828 shares of common stock. Certain matters of Israeli law will be passed upon for us by Fischer, Behar, Chen & Co., Tel Aviv, Israel. Avraham Fischer, a partner at Fischer, Behar, Chen and a director of Vyyo, beneficially owns 394,740 shares of common stock and is offering 39,474 of these shares in this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson, Sonsini, Goodrich & Rosati, San Francisco, California.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1999, and for the three years in the period ended December 31, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

   We filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered. This prospectus does not contain all of the information described in the registration statement and the related exhibits and schedules. For further information with respect to Vyyo and the common stock being offered, reference is made to the registration statement and the related exhibits and schedule. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from these offices upon the payment of the fees prescribed by the Commission. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http: //www.sec.gov.

   Vyyo intends to provide its stockholders with annual reports containing combined financial statements audited by an independent accounting firm and quarterly reports containing unaudited combined financial data for the first three quarters of each year.

                                   VYYO INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
Report of Ernst & Young LLP, Independent Auditors.........................   F-2
Consolidated Balance Sheets as of December 31, 1998 and 1999..............   F-3
Consolidated Statements of Operations for the years ended December 31,
 1997, 1998 and 1999......................................................   F-4
Consolidated Statements of Stockholders' Equity (Net Capital Deficiency)
 for the years ended December 31, 1997, 1998 and 1999.....................   F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1997, 1998 and 1999......................................................   F-6
Notes to Consolidated Financial Statements................................   F-7
SIX MONTHS ENDED JUNE 30, 1999 AND 2000
Condensed Consolidated Balance Sheets as of December 31, 1999 and June 30,
 2000 (Unaudited).........................................................  F-18
Condensed Consolidated Statements of Operations for the six months ended
 June 30, 1999 and 2000, (Unaudited)......................................  F-19
Condensed Consolidated Statements of Cash Flows for the six months ended
 June 30, 1999 and 2000 (Unaudited).......................................  F-20
Notes to Condensed Consolidated Financial Statements -- June 30, 2000
 (Unaudited)..............................................................  F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Vyyo Inc.

   We have audited the accompanying consolidated balance sheets of Vyyo Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vyyo Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

                                          /s/ Ernst & Young LLP

San Jose, California
January 28, 2000

                                   VYYO INC.

                          CONSOLIDATED BALANCE SHEETS
                (In thousands, except share and per share data)

                                                              December 31,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                                   ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................ $    131  $  5,036
  Accounts receivable (including a related party customer
   balance of $237 in 1999), net of allowance for doubtful
   accounts of $187 and $176 in 1998 and 1999,
   respectively............................................      247       583
  Inventory................................................    1,644     1,132
  Other....................................................      348       517
                                                            --------  --------
    Total current assets...................................    2,370     7,268
Property and equipment, net................................    1,010     1,095
                                                            --------  --------
                                                            $  3,380  $  8,363
                                                            ========  ========

        LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
  Bank line of credit...................................... $  1,970  $  2,280
  Accounts payable.........................................    1,219       895
  Accrued liabilities......................................    2,313     3,153
  Notes payable to stockholders............................    6,882        --
  Deferred income..........................................      140       639
  Equipment financing obligations..........................      427        91
                                                            --------  --------
    Total current liabilities..............................   12,951     7,058

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY (net capital deficiency):
  Convertible preferred stock, $0.001 par value at amounts
   paid in; 100,000,000 shares authorized at December 31,
   1999; 2,213,688 and 11,564,269 shares issued and
   outstanding at December 31, 1998 and 1999 convertible
   into 3,944,553 shares of common stock at December 31,
   1999; aggregate liquidation preference of $14,243 at
   December 31, 1999.......................................   10,335    15,369
  Common stock, $0.0001 par value at amounts paid in;
   200,000,000 shares authorized at December 31, 1998 and
   1999; 2,718,903 and 23,002,733 shares issued and
   outstanding at December 31, 1998 and 1999, respectively;
   26,947,286 shares issued and outstanding pro forma......    2,649    66,412
  Note receivable from stockholder.........................       --      (920)
  Deferred stock compensation..............................       --   (13,400)
  Accumulated deficit......................................  (22,555)  (66,156)
                                                            --------  --------
    Total stockholders' equity (net capital deficiency)....   (9,571)    1,305
                                                            --------  --------
                                                            $  3,380  $  8,363
                                                            ========  ========

                            See accompanying notes.

                                   VYYO INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                    Years ended December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
Net revenues(1).................................... $ 1,537  $ 2,449  $  4,230
Cost of revenues...................................   1,556    2,568     4,316
                                                    -------  -------  --------
  Gross loss.......................................     (19)    (119)      (86)
Operating expenses:
  Research and development(2)......................   2,398    3,252     3,678
  Sales and marketing(3)...........................   1,484    2,413     1,972
  General and administrative(4)....................   1,200    1,363     2,148
  Amortization of deferred stock compensation......      --       --     9,300
                                                    -------  -------  --------
    Total operating expenses.......................   5,082    7,028    17,098
                                                    -------  -------  --------
Operating loss.....................................  (5,101)  (7,147)  (17,184)
Charge for amended financing arrangements..........      --       --   (25,700)
Interest income....................................      41       10        36
Interest expense and other.........................    (285)    (534)     (753)
                                                    -------  -------  --------
Net loss........................................... $(5,345) $(7,671) $(43,601)
                                                    =======  =======  ========
Net loss per share:
  Basic and diluted................................ $ (5.91) $ (5.43) $  (5.40)
                                                    =======  =======  ========
Number of shares used in per share computation:
  Basic and diluted................................     905    1,412     8,078
                                                    =======  =======  ========

--------
(1) Includes $654 of 1999 revenues from a related party customer. See Note 1.

(2) Excludes $100 in amortization of deferred stock compensation in 1999.

(3) Excludes $300 in amortization of deferred stock compensation in 1999.

(4) Excludes $8,900 in amortization of deferred stock compensation in 1999.


                            See accompanying notes.

                                   VYYO INC.

    CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                (In thousands, except share and per share data)

                                                                                                            Total
                            Convertible                               Note                              Stockholders'
                          Preferred Stock        Common Stock      Receivable    Deferred                Equity (Net
                         -------------------  -------------------     from        Stock     Accumulated    Capital
                           Shares    Amount     Shares    Amount   Stockholder Compensation   Deficit    Deficiency)
                         ----------  -------  ----------  -------  ----------- ------------ ----------- -------------
BALANCE AT DECEMBER 31,
 1996...................  1,380,851  $ 7,996     828,510  $   983     $  --      $     --    $ (9,539)    $   (560)
 Exchange of stock for
  subsidiary............      1,092       --         656       --        --            --          --           --
 Issuance of preferred
  and common shares for
  cash, net of issuance
  costs.................    202,167    1,736     121,300      193        --            --          --        1,929
 Issuance of warrants to
  purchase common
  stock.................         --       --          --      165        --            --          --          165
 Net loss...............         --       --          --       --        --            --      (5,345)      (5,345)
                         ----------  -------  ----------  -------     -----      --------    --------     --------

BALANCE AT DECEMBER 31,
 1997...................  1,584,110    9,732     950,466    1,341        --            --     (14,884)      (3,811)
 Issuance of common
  stock net of issuance
  costs.................         --       --     263,292      171        --            --          --          171
 Issuance of Series A
  preferred stock net of
  issuance costs........     21,123       15          --       --        --            --          --           15
 Issuance of Series B
  preferred stock net of
  issuance costs........    629,447      603          --       --        --            --          --          603
 Conversion of notes
  payable to
  stockholders into
  common stock..........         --       --   1,517,741    1,012        --            --          --        1,012
 Repurchase of preferred
  stock and common
  stock.................    (20,992)     (15)    (12,596)      (5)       --            --          --          (20)
 Issuance of warrants to
  purchase common
  stock.................         --       --          --      130        --            --          --          130
 Net loss...............         --       --          --       --        --            --      (7,671)      (7,671)
                         ----------  -------  ----------  -------     -----      --------    --------     --------

BALANCE AT DECEMBER 31,
 1998...................  2,213,688   10,335   2,718,903    2,649        --            --     (22,555)      (9,571)
 Issuance of common
  stock, net of issuance
  costs.................         --       --   6,626,000    3,481      (920)           --          --        2,561
 Issuance of Series C
  preferred stock, net
  of issuance costs.....  9,350,581    5,034          --       --        --            --          --        5,034
 Issuance of common
  stock upon exercise of
  warrants, net of
  issuance costs........         --       --   1,091,921    1,947        --            --          --        1,947
 Conversion of notes
  payable to
  shareholders into
  common stock..........         --       --  11,128,254    9,090        --            --          --        9,090
 Issuance of common
  stock upon exercise of
  options...............         --       --   1,437,655      845        --            --          --          845
 Deferred stock
  compensation..........         --       --          --   22,700        --       (22,700)         --           --
 Amortization of
  deferred stock
  compensation..........         --       --          --       --        --         9,300          --        9,300
 Charge for amended
  financing
  arrangements..........         --       --          --   25,700        --            --          --       25,700
 Net loss...............         --       --          --       --        --            --     (43,601)     (43,601)
                         ----------  -------  ----------  -------     -----      --------    --------     --------
BALANCE AT DECEMBER 31,
 1999................... 11,564,269  $15,369  23,002,733  $66,412     $(920)     $(13,400)   $(66,156)    $  1,305
                         ==========  =======  ==========  =======     =====      ========    ========     ========


                            See accompanying notes.

                                   VYYO INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Years ended December 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
OPERATING ACTIVITIES
Net loss..........................................  $(5,345) $(7,671) $(43,601)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and other..........................      343      368       454
  Amortization of deferred stock compensation.....       --       --     9,300
  Charge for amended financing arrangements.......       --       --    25,700
  Changes in assets and liabilities:
    Accounts receivable...........................     (132)      (8)     (336)
    Prepaid expenses and other current assets.....       17       34      (169)
    Inventory.....................................     (639)    (638)      512
    Other assets..................................        4        7        --
    Accounts payable..............................      287      636      (246)
    Accrued liabilities...........................      813      455     1,663
    Deferred income...............................       --      140       499
                                                    -------  -------  --------
    Net cash used in operating activities.........   (4,652)  (6,677)   (6,224)

INVESTING ACTIVITIES
Purchases of property and equipment...............     (430)    (305)     (581)
Proceeds from sales of property and equipment.....       --       --        42
                                                    -------  -------  --------
    Net cash used in investing activities.........     (430)    (305)     (539)

FINANCING ACTIVITIES
Proceeds from notes payable to stockholders.......    2,126    5,834     1,385
Proceeds from note receivable from stockholders...       --       --     2,080
Proceeds from debt................................      300    1,970       310
Repayments of capital lease obligations...........       --       --      (336)
Repayments of debt and capital lease obligations..     (321)  (2,100)       --
Repurchase of preferred stock and common stock....       --      (20)       --
Issuance of preferred stock and common stock......    1,929      789     8,229
Issuance of warrants to purchase common stock.....       99      130        --
                                                    -------  -------  --------
    Net cash provided by financing activities.....    4,133    6,603    11,668
                                                    -------  -------  --------
  Increase (decrease) in cash and cash
   equivalents....................................     (949)    (379)    4,905
Cash and cash equivalents at beginning of period..    1,459      510       131
                                                    -------  -------  --------
Cash and cash equivalents at end of period........  $   510  $   131  $  5,036
                                                    =======  =======  ========

NONCASH FINANCING ACTIVITIES
Conversion of loan from stockholder into warrant
 to purchase common stock.........................  $    66  $    --        --
                                                    =======  =======  ========
Conversion of stockholders' notes into common
 stock............................................  $    --  $ 1,012  $  9,090
                                                    =======  =======  ========
Issuance of common stock for note receivable......       --       --  $  3,000
                                                    =======  =======  ========

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid.....................................  $   158  $   143  $    141
                                                    =======  =======  ========

                            See accompanying notes.

                                   VYYO INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1999

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Organization and Basis of Presentation

   Vyyo Inc. was incorporated as a Delaware corporation in 1996. In January 2000, the Company changed its name from PhaseCom, Inc. to Vyyo Inc. and its subsidiary (collectively, "Vyyo" or the "Company") is a global provider of broadband wireless access systems used by telecommunications service providers to deliver wireless high-speed data connections to businesses and residential subscribers. The Company sells its products directly to service providers and to system integrators. The majority of the Company's revenues are generated from sales to customers in North America.

   The Company's consolidated financial statements reflect the operations of Vyyo Inc. and its wholly owned Israeli subsidiary, Vyyo Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

 Revenue Recognition

   Net revenues include product revenues and in 1999 also include $480,000 of technology development revenues. Product revenues are derived primarily from sales of hubs and modems to telecommunications service providers and to system integrators. Product revenues are generally recorded when products are shipped, provided there are no customer acceptance requirements and the Company has no additional performance obligations. The Company accrues for estimated sales returns and exchanges and product warranty and liability costs upon recognition of product revenues.

   Technology development revenues are related to a best efforts arrangement with a customer. Due to technology risk factors, the costs of the technology development efforts are expensed when incurred and the revenues are recognized when the applicable customer milestones are met, including deliverables, but not in excess of the estimated amount that would be recognized using the percentage-of completion method. We expect to complete this arrangement in fiscal year 2000.

   Deferred revenues represent amounts received from customers for products subject to return or exchange and payments on technology development contracts not yet recognized as revenue.

 Risk Factors and Concentrations

   The Company is subject to various risks similar to other companies in a comparable stage of growth, including dependence on key individuals, competition from substitute products and larger companies, the need to obtain additional financing, and the continued successful development and marketing of its products. The Company used over $17 million in operating activities in 1997, 1998 and 1999. The Company will require additional financing to continue its operations and execute its business plan. The Company believes adequate additional debt or equity financing is available to fund planned operations through fiscal 2000.

   Financial instruments that subject the Company to credit risk consist primarily of uninsured cash and cash equivalents, most of which is held at high-quality financial institutions in the United States and trade receivables. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company provides reserves for estimated credit losses. Provisions for bad debts in 1997, 1998 and 1999 were $0, $11,000 and $198,000, respectively. Write-offs of uncollectible accounts in 1999 was $209,000 and none in 1997 and 1998.

                                   VYYO INC.

   Sales to one customer represented 12%, 31% and 20% of total revenues for the years ended December 31, 1997, 1998 and 1999. Sales to two other customers represented 11% and 27% of total revenues for the year ended December 31, 1997. Sales to another customer represented 15% and 13% of total revenues for the years ended 1998 and 1999. Sales to two other customers represented 14% and 12%, respectively, of total revenues for the year ended December 31, 1999. Sales to one other customer represented 23% of revenues for the year ended December 31, 1998.

   In August 1999, ADC Telecommunications, Inc. ("ADC"), one of the Company's major customers made an approximately 10% equity investment in the Company. Revenues from ADC for the period from August 1999 through fiscal year end 1999 amounted to $654,000.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

 Research and Development

   Research and development costs are expensed as incurred and consist primarily of personnel, facilities, equipment and supplies for our research and development activities.

 Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets (generally from three to five years), or the life of the lease, whichever is shorter.

 Foreign Currency Transactions

   The U.S. dollar is the functional currency for the Company's foreign subsidiary operations. Substantially all of the Company's foreign subsidiary's sales are made in U.S. dollars. In addition, a substantial portion of the foreign subsidiary's costs are incurred in U.S. dollars. Since the U.S. dollar is the primary currency in the economic environment in which the foreign subsidiary operates, and, accordingly, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and nonmonetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations and have not been material to date.

 Cash Equivalents

   The Company considers all highly liquid investments with maturity of three months or less, at the date of purchase, to be cash equivalents.

 Net Loss Per Share

   Basic and diluted net loss per share are presented in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"), for all periods presented. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 98, common shares and convertible preferred shares issued or granted for nominal consideration prior to the anticipated effective date of the Company's initial public offering (the "Offering", see

                                   VYYO INC.

Note 12) must be included in the calculation of basic and diluted net loss per share as if they had been outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

   Pro forma basic and diluted net loss per share have been computed using the weighted-average number of common shares outstanding during the period. Pro forma basic and diluted pro forma net loss per share, as presented in the statements of operations, have been computed as described above and also give effect to the conversion of all preferred shares that will convert automatically upon completion of the Offering (using the as-if converted method) from original date of issuance.

 Share and Per Share Data

   On January 3, 2000 and March 14, 2000, the Company effected a 1-for-5 reverse stock split and a 3-for-2 stock split of its common stock, respectively. Common share, per common share data, and the preferred stock conversion rates retroactively reflect the stock splits. As a result of the stock split, the preferred stock is convertible to common stock at the following ratios: Series A at 1 for 0.6, Series B at 1 for 0.3, and Series C at 1 for 0.3.

 Unaudited Pro forma Stockholders' Equity

   All of the preferred shares will automatically be converted into common shares upon completion of the Offering (see Note 8). The preferred stock is convertible to common stock at the following split-adjusted ratios: Series A at 1 for 0.6, Series B at 1 for 0.3, and Series C at 1 for 0.3. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of such shares, is disclosed on the balance sheet.

 Accounting for Stock-Based Compensation

   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under the Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of the Company's employee stock or options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

   During 1999, in connection with the grant of certain stock options and the issuance of certain shares, the Company recorded deferred compensation expense representing the difference between the option exercise price or the share purchase price and the deemed fair value of the Company's common stock on the date of grant. The deferred compensation costs are being amortized based on the graded vesting method over the vesting period of the options.

 New Accounting Pronouncements

   In June 1998, the Financial Accounting Standard Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) which establishes accounting and reporting standard for derivatives instruments and hedging activities. The statement requires recognition of all derivatives at fair value in the financial statements. FASB Statement No. 137 "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133" an amendment of FASB Statement No. 133, defers implementation of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company believes that, upon implementation, the standard will not have a significant effect on its financial condition or results of operations.

                                   VYYO INC.

2. INVENTORY

   Inventory is stated at the lower of weighted-average actual cost or market. Inventory is comprised of the following:

                                                                   December 31,
                                                                   -------------
                                                                    1998   1999
                                                                   ------ ------
                                                                        (In
                                                                    thousands)
   Raw materials.................................................  $  516 $  631
   Work in process...............................................     774    351
   Finished goods................................................     354    150
                                                                   ------ ------
                                                                   $1,644 $1,132
                                                                   ====== ======

3. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
                                                               (In thousands)
   Machinery and equipment.................................... $   939  $ 1,101
   Computers..................................................     729    1,084
   Furniture and fixtures.....................................     240      259
   Vehicles and other.........................................     156       91
                                                               -------  -------
                                                                 2,064    2,535
   Accumulated depreciation and amortization..................  (1,054)  (1,440)
                                                               -------  -------
   Property and equipment, net................................ $ 1,010  $ 1,095
                                                               =======  =======

   Property and equipment under lease:
     Cost..................................................... $   524      502
     Accumulated depreciation and amortization................    (370)    (418)
                                                               -------  -------
   Property and equipment under lease (net):.................. $   154  $    84
                                                               =======  =======

4. ACCRUED LIABILITIES

   Accrued liabilities consist of the following:

                                                                  December 31,
                                                                  -------------
                                                                   1998   1999
                                                                  ------ ------
                                                                       (In
                                                                   thousands)
   Compensation and benefits..................................... $  749 $1,192
   Warranty......................................................    250    475
   Withholding tax...............................................     78    370
   Other.........................................................  1,236  1,116
                                                                  ------ ------
                                                                  $2,313 $3,153
                                                                  ====== ======

5. BANK LINE OF CREDIT

   The Company has a line of credit arrangement with a bank for an aggregate amount of $2,500,000. The loans under the line of credit bear interest at a rate of LIBOR plus 1.5% (7.25% at December 31, 1999). Borrowings and bank guarantees under the line of credit amounted to $2,280,000 and $220,000, respectively, at December 31, 1999.

                                   VYYO INC.

   As of December 31, 1999, all assets of the Company's Israeli subsidiary are subject to fixed and floating liens pursuant to certain loan agreements. Also, the Company's property and equipment are subject to floating liens in connection with investment grants received from the Israeli government and the borrowings under the line of credit.

6. NOTES PAYABLE TO STOCKHOLDERS

   Notes payable to stockholders were issued in 1997 through 1999. The notes bore interest at rates varying from 8% to 9% and, in accordance with their amended terms were due in various dates through 1999. The Convertible Notes Payable and related accrued interest in the aggregate amount of $10.1 million were converted in accordance with their amended terms into 1,517,741 and 11,128,254 shares of the Company's common stock in 1998 and 1999, respectively. Financing conversion charge recorded in 1999, represents the aggregate differences between the amended notes payable conversion price per share or the related amended warrants exercise price and the deemed fair market value of the common stock at the date of the amendment.

7. COMMITMENTS AND CONTINGENCIES

 Purchase Commitments

   From time to time, the Company enters into short term supply agreements with its vendors. Pursuant to these agreements, the Company may be subject to penalties and charges for quantities not purchased by agreed-upon dates.

 Operating Leases

   The Company leases its operating facility in Israel under a noncancelable operating lease that expires in 2003. As of December 31, 1999, future minimum lease payments under operating leases were $422,000, $392,000, $370,000 and $370,000 for 2000, 2001, 2002 and 2003 respectively. The Company's headquarters facility in California is leased month-to-month from a company under common control of a major stockholder. Rent and related payments to this company amounted to $44,000 and $343,000 in 1998 and 1999, respectively.

   The gross rental payments under all operating leases were $251,000, $381,000 and $494,000 for the years ended December 31, 1997, 1998 and 1999, respectively. Rental expense, net of reimbursements from subleases, was $33,000, $127,000 and $434,000 for the years ended December 31, 1997, 1998 and
1999, respectively. Aggregate future minimum rentals to be received under noncancelable subleases are $86,000 as of December 31, 1999.

Accrued Severance Liabilities

   The Company's liability for severance pay pursuant to Israeli law is covered by deposits with financial institutions and by accrual. The accrued severance pay liability included in accrued compensation and benefits and the amount funded included in other current assets is as follows:

                                                                    December
                                                                       31,
                                                                   ------------
                                                                   1998   1999
                                                                   -----  -----
                                                                       (in
                                                                   thousands)
   Accrued severance pay.......................................... $ 330  $ 348
   Less amount funded.............................................  (241)  (202)
                                                                   -----  -----
   Unfunded portion, net accrued severance pay.................... $  89  $ 146
                                                                   =====  =====

                                   VYYO INC.

 Customer Claim

   In 1997, a customer filed a claim against the Company in the amount of approximately $300,000 alleging damages resulting from certain products being delivered which did not meet product specifications. The Company no longer sells or supports these products. The Company believes it has meritorious defenses against these allegations and it plans to vigorously defend against them.

 Patent Matter

   In early 1999, the Company received a written notice from Hybrid Networks, Inc. ("Hybrid"), a competitor, in which Hybrid claimed to have patent rights in certain technology and requested that the Company review its products in light of six of Hybrid's issued patents. The Company, with the advice of counsel, believes the patents are invalid or are not infringed by the Company's products. However, Hybrid may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against the Company could have a significant adverse impact on operating results and financial condition.

 Research Grants

   Prior to 1997, the Company participated in the following research and development incentive programs:

  a. The Office of the Chief Scientist in the Israeli Ministry of Industry and Trade (the "Chief Scientist) The Company has obtained grants from the Chief Scientist totaling approximately $2 million. These grants were received through 1996. The terms of the grants from the Chief Scientist prohibit the transfer of technology developed pursuant to the terms of these grants to any person, without prior written consent of the Chief Scientist. These grants are repayable to the Chief Scientist generally at the rate of 3% of the sales of the products developed out of the projects funded, up to an amount equal to 100% of the grant received.

  b. Binational Industrial Research and Development Foundation (the "BIRD Foundation") The Company has participated in programs sponsored by the BIRD Foundation, which funds joint US-Israeli teams in the development of technological products. The Company received grants totaling approximately $1.7 million from the BIRD Foundation for various projects. Grants received from the BIRD Foundation are paid back at the rate of 2.5% to 5% of revenues shown from the projects funded, up to a maximum amount equal to 150% of the grants received.

   As of December 31, 1999, the Company has repaid or provided for the repayment of grants amounting to $651,000.

                                   VYYO INC.

8. STOCKHOLDERS' EQUITY

 Preferred Stock

   As of December 31, 1999, the board of directors had the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 100,000,000 shares of preferred stock from time to time in one or more series with such designations, rights, preferences, and limitations as the board of directors may determine, including the consideration received therefore, the number of shares comprising such series, dividend rights, redemption provisions, liquidation preferences, redemption fund provisions, conversion rights, and voting rights.

                                                               Common Shares
                                        Shares Issued and     Designated for
                  Shares Authorized        Outstanding          Conversion
                ---------------------- -------------------- -------------------
                   1998       1999       1998       1999      1998      1999
                ---------- ----------- --------- ---------- --------- ---------
Series A.......  6,000,000   6,000,000 1,584,241  1,584,241   950,546   950,546
Series B....... 15,000,000  40,000,000   629,447    629,447   188,833   188,833
Series C.......         --  40,000,000        --  9,350,581        -- 2,805,174
Undesignated... 14,000,000  14,000,000        --         --        --        --
                ---------- ----------- --------- ---------- --------- ---------
                35,000,000 100,000,000 2,213,688 11,564,269 1,139,379 3,944,553
                ========== =========== ========= ========== ========= =========

   The holders of Series A, B, and C preferred stock are entitled to receive, when and if declared by the board of directors, noncumulative dividends at the annual rate of $0.0432, $0.08 and $0.0216 per share, respectively, and in that order of preference, in preference to payment of dividends on common stock. No dividends have been declared to date.

   Each share of Series A, B, and C preferred stock is convertible, at the holders' option or automatically as set forth below, into 0.6 share, 0.3 share and 0.3 share, respectively, of common stock (as adjusted from time to time for stock splits, stock dividends, and like events). Each share of Series A, B and C preferred stock will automatically be converted into shares of common stock upon either (i) the closing of an underwritten public offering of the Company's common stock resulting in aggregate gross proceeds in excess of $12,500,000 with a common stock per share purchase price of at least $3.33, or (ii) in a business combination in which the common stock equivalent value of the Company's stock as a result of such event is $3.33 or more per share (as adjusted from time to time for stock splits, stock dividends, and like events). The holders of preferred stock are entitled to one vote for each share of common stock into which such preferred shares can be converted.

   In the event of any liquidation, dissolution, or winding up of the Company ("Liquidation Event"), the holders of Series B preferred stock are entitled to receive, in preference to holders of Series A preferred stock, Series C preferred stock and common stock, the amount of $1.50 per share plus any declared but unpaid dividends. Before the payment of any portion of the Series A liquidation preference price, the holders of Series C preferred stock are entitled to receive $0.54 per share plus cumulative dividends of four percent per year in excess of dividends actually paid or (ii) declared and unpaid dividends. Before payment of any portion of the Series A liquidation preference price and after payment of the Series B liquidation preference price and the Series C liquidation preference price, in the event of a Liquidation Event, the holders of Series A and Series B preferred stock and common stock are entitled to receive an amount of $0.40 per share ("Series B to Common Stock Liquidation Price"). After payment of the Series B to Common Stock Liquidation Price, the holders of Series A preferred stock are entitled to receive, in preference to holders of common stock, the amount of $4.60 per share plus any declared but unpaid dividends.

 Warrants

   From 1997 through 1998, the Company issued warrants to purchase an aggregate of 1,746,447 shares of common stock to investors in connection with equity and convertible note financing transactions. As of

                                   VYYO INC.

December 31, 1999, 187,785 warrants remained outstanding with an average exercise price of $1.26 per share. These warrants are exercisable through March 2002.

 Common Stock

   As of December 31, 1999, the Company has reserved approximately 4,133,000 shares of common stock for issuance on the conversion of the Series A, B and C convertible preferred stock and the warrants and 5,492,000 shares of common stock for issuance of options granted under the stock-based compensation plan.

 Stock Option Plans

   The Company has the following stock option plans: (i) 1996 Equity Incentive Plan, (ii) 1999 Employee and Consultant Equity Incentive Plan and (iii) 2000 Employee and Consultant Equity Incentive ("the Plans"). The plans as amended provide for the grant to employees of incentive stock options ("ISOs"), the grant to employees, directors, and consultants of nonstatutory stock options, and the grant of stock options which comply with the applicable requirements of Israeli law to the extent granted to persons who may be subject to income tax in Israel. The Plans also provide for the awards of restricted stock and stock bonuses.

   ISOs granted under the Plans have an exercise price equal to the fair value as determined by the board of directors of the common stock on the date of grant. Nonstatutory stock options may not be granted with an exercise price less than 85% of the fair value as determined by the board of directors of the common stock on the date of grant. The period within which the option may be exercised is determined at the time of grant, provided that no term is longer than ten years. Options generally vest over a four-year period.

   In October 1998, the Company adopted an option exchange program to allow employees to exchange their options for new options with an exercise price of $0.33. The program resulted in a total of approximately 295,800 options with exercise price ranging from $1.00 to $2.10 being exchanged for the new options. The terms of the repriced options remain the same.

   A summary of stock option activity, and related information, under the Plans for the years ended December 31, 1997, 1998 and 1999 is as follows (in thousands, except per share data):

                              Options Outstanding       Options Exercisable
                           -------------------------- ------------------------
                                             Weighted Weighted        Weighted
                            Shares   Number  Average  Average  Number Average
                           Available   of    Exercise   Fair     of   Exercise
                           for Grant Shares   Price    Value   Shares  Price
                           --------- ------  -------- -------- ------ --------
Balance at December 31,
 1996.....................     285       44   $1.00
  Granted.................    (280)     280   $1.63
                            ------   ------
Balance at December 31,
 1997.....................       5      324   $1.57     0.35
                            ------   ------   -----
  Authorized..............     149       --      --
  Granted.................    (512)     512   $0.33
  Canceled................     299     (299)  $1.43
                            ------   ------
Balance at December 31,
 1998.....................     (59)     537   $0.53     0.05
                            ------   ------   -----
  Authorized..............   6,451       --      --
  Granted.................  (4,727)   4,727   $0.70
  Exercised...............      --   (1,437)  $0.60
  Canceled................     153     (153)  $1.03
                            ------   ------
Balance at December 31,
 1999.....................   1,818    3,674   $0.69     0.09    727    $0.55
                            ======   ======   =====     ====    ===    =====

                                   VYYO INC.

   The weighted-average remaining contractual life of those options is 5.21 years.

   Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for the stock options was estimated at the date of grant using a minimum value pricing model and a graded vesting approach with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rate of 6.5%, 6.5% and 6.0%; dividend yields of zero; and a weighted-average expected life of the option of approximately 3.6,
2.79 and 2.46 years.

   Option valuation models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   For purposes of pro forma SFAS 123 disclosures, the estimated fair value of the options is amortized to expense over the option vesting periods.

   The Company pro forma information follows:

                                                     1997     1998      1999
                                                    -------  -------  --------
   Net loss
     As reported................................... $(5,345) $(7,671) $(43,601)
                                                    =======  =======  ========
     Pro forma..................................... $(5,369) $(7,731) $(43,691)
                                                    =======  =======  ========
   Basic and diluted loss per share
     As reported................................... $ (5.91) $ (5.43) $  (5.40)
                                                    =======  =======  ========
     Pro forma..................................... $ (5.93) $ (5.48) $  (5.41)
                                                    =======  =======  ========

9. NET LOSS PER SHARE

   The following table presents the calculation of basic and diluted and pro forma basic and diluted net loss per share (in thousands, except per share data):

                                                                    Year ended
                                                                   December 31,
                                                                       1999
                                                                   ------------
Net loss..........................................................   $(43,601)
                                                                     ========
Shares used in computing basic and diluted net loss per share.....      8,078
                                                                     ========
Basic and diluted net loss per share..............................   $  (5.40)
                                                                     ========
Pro forma
  Shares used above...............................................      8,078
  Pro forma adjustment to reflect weighted effect of assumed
   conversion of convertible preferred stock (unaudited)..........      2,059
                                                                     --------
  Shares used in computing pro forma basic and diluted net loss
   per share (unaudited)..........................................     10,137
                                                                     ========
  Pro forma basic and diluted net loss per share (unaudited)......   $  (4.30)
                                                                     ========

   All preferred stock, outstanding stock options, and warrants have been excluded from the calculation of the diluted loss per common share because all such securities are antidilutive for all periods presented. The total

                                   VYYO INC.

number of common shares related to preferred stock, outstanding options and warrants excluded from the calculations of diluted net loss per share were 2,381,466, 2,776,391, and 7,806,387 for the years ended December 31, 1997, 1998 and 1999.

10. INCOME TAXES

 U.S. Income Taxes

   As of December 31, 1999, the Company has U.S. federal and state net operating loss carryforwards of approximately $6 million. The net operating loss carryforwards will expire beginning in 2004 through 2019, if not utilized. The utilization of net operating loss carryforwards may be subject to substantial annual limitations if there has been a significant "change in ownership." Such a "change in ownership," as described in Section 382 of the Internal Revenue Code, may substantially limit the Company's utilization of the net operating loss carryforwards.

 Israeli Income Taxes

   The Company's Israeli subsidiary has been granted "Approved Enterprise" status for several investment programs, of which two are currently in effect. Benefits pursuant to such investment plans include grants on a portion of the costs of fixed assets, reduced tax rates, and, in certain cases, a full tax exemption for certain periods. The entitlement to these benefits is conditional upon the Company's fulfilling the conditions stipulated by the Investment Law, regulations published thereunder, and the instruments of approval for the specific investments in Approved Enterprises. In the event of a failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of inflation adjustment differences and interest. The 1988 Investment Plan will expire in 2001 and no benefits are expected to be realized under this Plan. The 1996 Investment Plan entitles the Israeli subsidiary to a full tax exemption ending 6 years after the year in which it utilizes its remaining operating loss carryforwards and a reduced corporate tax rate of 10% to 15% for the remaining period of the Plan's benefits, which will expire in 2009.

   As of December 31, 1999, the Company has Israeli net operating loss carryforwards of approximately $19 million. The Israeli loss carryforwards have no expiration date and are expected to offset certain future Israeli subsidiary earnings during the tax exempt period. Management intends to re-evaluate its tax holiday status and related tax asset at each balance sheet date.

   Pretax losses from foreign (Israeli) operations was approximately $5 million and $6 million for the years ended December 31, 1998 and 1999, respectively.

 Deferred Income Taxes

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
                                                               (In thousands)
   Deferred tax assets:
     Net operating loss carryforwards......................... $ 2,000  $ 2,400
   Valuation allowance........................................  (2,000)  (2,400)
                                                               -------  -------
   Net deferred tax assets.................................... $    --  $    --
                                                               =======  =======

   The valuation allowance increased by $400,000 for the year ended December 31, 1999.

                                   VYYO INC.

   FASB Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

11. SEGMENTS AND GEOGRAPHIC INFORMATION

   Vyyo operates in one industry segment, the design and marketing of broadband wireless access systems. The following is a summary of operations within geographic areas based on the location of the entity purchasing the products:

                                                           Years ended December
                                                                   31,
                                                           --------------------
                                                            1997   1998   1999
                                                           ------ ------ ------
   Revenues from sales to unaffiliated customers:
     North America........................................ $  295 $1,102 $2,587
     Europe...............................................    560    533    919
     Asia.................................................    613    731    552
     Rest of the world....................................     69     83    172
                                                           ------ ------ ------
                                                           $1,537 $2,449 $4,230
                                                           ====== ====== ======
   Property and Equipment, Net
     Israel...............................................        $  914 $  992
     United States........................................            96    103
                                                                  ------ ------
                                                                  $1,010 $1,095
                                                                  ====== ======

12. SUBSEQUENT EVENTS (Unaudited)

   On February 2, 2000, the board of directors authorized the Company to file a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common shares. Also on February 2, 2000, the board of directors approved the following: (1) an amendment to the 2000 option plan to increase the number of shares reserved for issuance under the plan by 3,450,000 shares; (2) an automatic annual increase to the shares reserved under the plan equal to the lesser of 1,350,000 shares or 5% of the outstanding shares; (3) the adoption of the 2000 Employee Stock Purchase Plan, under which 750,000 shares have been reserved.

   On February 2, 2000, the note from shareholders in the amount of $920,000 has been repaid.

                                   VYYO INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                       December 31,  June 30,
                                                           1999        2000
                                                       ------------ ----------
                                                         (Note 1)   (Unaudited)
                        ASSETS
CURRENT ASSETS
Cash and cash equivalents.............................   $  5,036    $ 68,550
Short-term investments................................         --      22,990
Accounts receivable, net..............................        583       1,702
Inventory.............................................      1,132       1,576
Other current assets..................................        517       1,505
                                                         --------    --------
  Total current assets................................      7,268      96,323
Property and equipment, net...........................      1,095       1,681
                                                         --------    --------
                                                         $  8,363    $ 98,004
                                                         ========    ========

         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt obligations...........................   $  2,371    $     --
Accounts payable......................................        895       1,993
Accrued liabilities...................................      3,153       7,302
Deferred income.......................................        639          --
                                                         --------    --------
  Total current liabilities...........................      7,058       9,295

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Convertible preferred stock, $0.001 per value at
 amounts paid in; 100,000,000 and 5,000,000 shares
 authorized at December 31, 1999 and June 30, 2000;
 11,564,269 shares issued and outstanding at December
 31, 1999 and no shares outstanding at June 30, 2000..     15,369          --
Common stock, $0.0001 par value at amounts paid in;
 200,000,000 shares authorized at December 31, 1999
 and June 30, 2000; 23,002,733 and 35,788,682 shares
 issued and outstanding at December 31, 1999 and June
 30, 2000.............................................     66,412     187,011
Notes receivable from stockholders....................       (920)        (75)
Deferred stock compensation...........................    (13,400)    (12,700)
Other comprehensive income............................         --          17
Accumulated deficit...................................    (66,156)    (85,544)
                                                         --------    --------
  Total stockholders' equity..........................      1,305      88,709
                                                         --------    --------
                                                         $  8,363    $ 98,004
                                                         ========    ========

--------
Note 1: The balance sheet at December 31, 1999 has been derived from audited financial statements at that date.

                            See accompanying notes.

                                   VYYO INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (Unaudited)

                                                             Six Months Ended
                                                             -----------------
                                                              June
                                                               30,    June 30,
                                                              1999      2000
                                                             -------  --------
Net revenues................................................ $ 1,966  $  4,856
Cost of revenues............................................   2,011     3,490
                                                             -------  --------
Gross profit (loss).........................................     (45)    1,366

OPERATING EXPENSES
Research and development....................................   1,653     4,632
Sales and marketing.........................................     754     3,543
General and administrative..................................     844     3,819
Amortization of deferred compensation.......................     400     9,937
                                                             -------  --------
                                                               3,651    21,931
                                                             -------  --------
Operating loss..............................................  (3,696)  (20,565)
Interest and other income (expense), net....................    (393)    1,177
                                                             -------  --------
Net loss.................................................... $(4,089) $(19,388)
                                                             =======  ========
Net loss per share:
  Basic and diluted......................................... $ (0.97) $  (0.68)
                                                             =======  ========
Shares used in per share computation:
  Basic and diluted.........................................   4,199    28,570
                                                             =======  ========



                            See accompanying notes.

                                   VYYO INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                  (Unaudited)

                                                             Six Months Ended
                                                                 June 30,
                                                             -----------------
                                                              1999      2000
                                                             -------  --------
OPERATING ACTIVITIES:
Net loss for the period....................................  $(4,089) $(19,388)
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Depreciation and amortization............................      220       586
  Amortization of deferred stock compensation..............      400     9,937
  Changes in operating assets and liabilities:
    Accounts receivable....................................     (373)   (1,119)
    Inventory..............................................      691      (444)
    Other assets...........................................      192      (988)
    Accounts payable.......................................     (104)    1,098
    Accrued liabilities....................................      527     4,149
    Deferred income........................................      334      (639)
                                                             -------  --------
Net cash used in operating activities......................   (2,202)   (6,808)
                                                             -------  --------

INVESTING ACTIVITIES:
Purchases of property and equipment........................     (130)   (1,180)
Purchases of short-term investments........................       --   (22,973)
Proceeds from sale of property and equipment...............        8         8
                                                             -------  --------
Net cash used in investing activities......................     (122)  (24,145)
                                                             -------  --------

FINANCING ACTIVITIES:
Repayment of short-term debt obligations...................     (319)   (2,371)
Proceeds from short-term debt obligations..................      290        --
Proceeds from loans from stockholder.......................    1,385        --
Proceeds from stockholder note.............................    1,430     1,170
Issuance of common stock for cash..........................       26    95,668
                                                             -------  --------
Net cash provided by financing activities..................    2,812    94,467
                                                             -------  --------
Increase in cash and cash equivalents......................      488    63,514
Cash and cash equivalents at beginning of period...........      131     5,036
                                                             -------  --------
Cash and cash equivalents at end of period.................  $   619  $ 68,550
                                                             =======  ========

NONCASH FINANCING ACTIVITIES
Conversion of stockholders' note into common stock.........  $ 3,515  $     --
                                                             =======  ========
Issuance of common stock for note receivable...............  $ 3,000  $    325
                                                             =======  ========
Conversion of convertible preferred stock upon initial
 public offering...........................................  $    --  $ 15,369
                                                             =======  ========

                            See accompanying notes.

                                   VYYO INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)

1.  BASIS OF PRESENTATION

   The accompanying unaudited condensed consolidated financial statements of Vyyo Inc. ("Vyyo" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 1999, included in this prospectus.

Net Revenues

   Net revenues are comprised of product revenue, and in the six months ended June 30, 2000, also include $480,000 of technology development revenues. Sales to a related party, ADC Telecommunications, Inc., for the six months ended June 30, 2000, amounted to $1,945,000.

2. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

   The Company considers all money market funds and all highly liquid investments with maturity of three months or less, when purchased, to be cash equivalents.

   Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities have been designated as available-for-sale. Available-for-sale securities are carried at fair value, which is determined based upon the quoted market prices of the securities, with unrealized gains and losses reported in accumulated other comprehensive income, a component of shareholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in interest income. The Company views its available-for-sale portfolio as available for use in its current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity date may be one year or more from beyond the current balance sheet date. Interest and dividends on securities classified as available-for-sale are included in interest income.

   The fair value and the amortized cost of available-for-sale securities at June 30, 2000 are presented in the following tables (in thousands):

                                                     June 30, 2000
                                       -----------------------------------------
                                                                       Estimated
                                                 Unrealized Unrealized   Fair
                                       Amortized  Holding    Holding    Market
                                         Cost      Gains      Losses     Value
                                       --------- ---------- ---------- ---------
Corporate debt securities.............  $60,808     $10        $(13)    $60,805
United States obligations.............   16,551      22          (2)     16,571
Money market..........................   11,039      --          --      11,039
                                        -------     ---        ----     -------
                                        $88,398     $32        $(15)    $88,415
                                        =======     ===        ====     =======
Reported as:
Cash equivalents......................  $65,428     $ 1        $ (4)    $65,425
Short-term investments................   22,970      31         (11)     22,990
                                        -------     ---        ----     -------
                                        $88,398     $32        $(15)    $88,415
                                        =======     ===        ====     =======

                                   VYYO INC.

                                  (Unaudited)


   The contractual maturities of available for sales debt securities classified as short term investments at June 30, 2000 are as follows (in thousands):

                                                         Amortized
                                                           Cost    Fair Value
                                                         --------- ----------
   Due in one year or less, including money market
    funds...............................................  $86,850   $86,858
   Due after one year through two years.................    1,548     1,557
                                                          -------   -------
                                                          $88,398   $88,415
                                                          =======   =======

3. INVENTORY

   Inventory is comprised of the following (in thousands):

                                                           December 31, June 30,
                                                               1999       2000
                                                           ------------ --------
   Raw material...........................................    $  631     $  695
   Work in process........................................       351        576
   Finished goods.........................................       150        305
                                                              ------     ------
                                                              $1,132     $1,576
                                                              ======     ======

4. ACCRUED LIABILITIES

   Accrued liabilities consist of the following (in thousands):

                                                           December 31, June 30,
                                                               1999       2000
                                                           ------------ --------
   Compensation and benefits..............................    $1,192     $3,172
   Suppliers and subcontractors...........................       111        696
   Warranty...............................................       475        686
   Withholding tax........................................       370        494
   Other..................................................     1,005      2,254
                                                              ------     ------
                                                              $3,153     $7,302
                                                              ======     ======

5. NEW ACCOUNTING PRONOUNCEMENTS

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101--Revenue Recognition in Financial Statements ("SAB 101"), which among other things clarifies certain conditions to be met in order to recognize revenue. The Company is currently in the process of assessing the impact of SAB 101 and expects to complete its assessment prior to December 31, 2000.

6. STOCKHOLDERS' EQUITY

Initial Public Offering

   On April 10, 2000, Vyyo sold of 6,750,000 shares of its common stock in an underwritten public offering at a per share price of $13.50 and on May 2, 2000 sold an additional 1,012,500 shares through the exercise of the underwriters' over allotment options for net proceeds of approximately $94.9 million after deducting underwriting discounts and commission and issuance costs. Upon the closing of the initial public offering, all of the outstanding Series A, Series B and Series C Preferred Stock were converted into common stock.

                                   VYYO INC.

                                  (Unaudited)


Stock Option Plans

   A summary of stock activity, and related information, under the plans for the six-month period ended June 30, 2000 is as follows (in thousands, except per share data):

                                                             Options
                              Options Outstanding          Exercisable
                         ------------------------------- ----------------
                                               Weighted-        Weighted-
                            Shares     Number   Average  Number  Average
                         Available for   Of    Exercise    Of   Exercise
                             Grant     Shares    Price   Shares   Price
                         ------------- ------  --------- ------ ---------
Balance at December 31,
 1999...................     1,818      3,674    $0.69
Authorized..............     3,450         --       --
Granted.................    (2,130)     2,130    $7.31
Exercised...............        --     (1,038)   $0.99
Cancelled...............        63        (63)   $4.15
                            ------     ------    -----
Balance at June 30,
 2000...................     3,201      4,703    $3.57   1,110    $1.99
                            ======     ======    =====   =====    =====

7. CONTINGENCY--PATENT MATTER

   In early 1999, the Company received a written notice from Hybrid Networks, Inc. ("Hybrid"), a competitor, in which Hybrid claimed to have patent rights in certain technology and requested that the Company review its products in light of six of Hybrid's issued patents. The Company, with the advice of counsel, believes the patents are invalid or are not infringed by the Company's products. On April 11, 2000, the Company received an additional letter from Hybrid, requesting that the Company review its products in connection with various patents of Hybrid, including the previously identified patents. The Company is evaluating the additional patents with the advice of counsel. Hybrid may pursue litigation with respect to these or other claims. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against the Company could have a significant adverse impact on the Company's operating results and financial condition.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                4,000,000 Shares

                              [LOGO OF VYYO INC.]

                               ----------------

                                   Prospectus

                               September 14, 2000

                               ----------------

                         Banc of America Securities LLC

                               CIBC World Markets

                             Dain Rauscher Wessels

                            Needham & Company, Inc.

                               WR Hambrecht + Co

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------